SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549






                                    FORM U5S





                                  ANNUAL REPORT

                      For the year ended December 31, 2002









       Filed pursuant to the Public Utility Holding Company Act of 1935 by



                                SCANA Corporation
                                1426 Main Street
                               Columbia, SC 29201

                           TABLE OF CONTENTS


Item                                                                        Page

  1   SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2002       3

  2   ACQUISITIONS OR SALES OF UTILITY ASSETS                                5

  3   ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES      5

  4   ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES             5

  5   INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES                       6

  6   OFFICERS AND DIRECTORS

         Part I                                                              7
         Part II                                                             19
         Part III                                                            19

  7   CONTRIBUTIONS AND PUBLIC RELATIONS                                     29

  8   SERVICE, SALES AND CONSTRUCTION CONTRACTS

         Part I                                                              30
         Part II                                                             30
         Part III                                                            30

  9   WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES                     30

 10   FINANCIAL STATEMENTS AND EXHIBITS

         FINANCIAL STATEMENTS                                                31

         EXHIBITS                                                            31


ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2002

                 Name of Company               # Common            %         Issuer         Owner's
         (and abbreviation used herein)       Shares Owned     Voting Power Book Value      Book Value       Type of Business
------------------------------------------------------------ --------------------------- -------------- ----------------------------
                                                                                     (Dollars in Millions)
SCANA Corporation (SCANA)                      Publicly owned                                       Registered holding company
  South Carolina Electric & Gas Company
    (SCE&G)                                      40,296,147         100        $2,072      $2,072      Electric and gas utility
       SCE&G Trust I (1)                             61,856         100             2           2    Special purpose entity
       SC Coaltech No. 1 LP (2)                         n/a          40             8           2    Rule 58 energy-related
       Coaltech No. 1 LP (3)                            n/a          25             3           1    Rule 58 energy-related
  South Carolina Generating Company, Inc.
    (GENCO)                                               1         100            45           45    Electric utility

  South Carolina Fuel Company, Inc. (SCFC)                1         100             -                 Nonutility-fuel and emission
                                                                                                       allowance procurement
  South Carolina Pipeline Corporation (SCPC)          1,000         100           110          110    Rule 58 energy-related
       C&T Pipeline, LLC *                              100         100             -            -   Rule 58 energy-related
  SCANA Propane Gas, Inc. (SPG)*                      1,000         100             -            -   Rule 58 energy-related
       SCANA Propane Supply, Inc. *                  10,000         100             -            -   Rule 58 energy-related
       USA Cylinder Exchange, Inc. *                250,000         100             -            -   Rule 58 energy-related
  SCANA Energy Marketing, Inc. (SEMI)                     1         100            (8)          (8)  Rule 58 energy-related

      PSNC Production Corporation                     1,000         100              7            7   Rule 58 energy-related
          SCANA Public Service Company, LLC             n/a         100             10           10    Rule 58 energy-related

      SCANA Energy Trading, LLC *(4)                    n/a          70             (3)          (2)  Rule 58 energy-related

  SCANA Services, Inc.                                1,000         100              5            5   Service company
  SCANA Communications, Inc. (SCI)                        1         100            203          203    Rule 58 energy-related

      SCANA Communications Holdings, Inc. (SCHI)      1,000         100            180          180    Exempt telecommunications
                                                                                                       company
         ITC Holding Company, Inc. (5)            3,098,464        11.9            125           17    Subsidiary of exempt
                                                                                                       telecommunications company
           778,817 Convertible Preferred
         Knology, Inc. (6)                              n/a        12.5            383          133    Subsidiary of exempt
                                                                                                       telecommunications company

            43,768,883 Preferred
            43,628,483 Senior Unsecured Notes,
            12% FRC, LLC (7)                            n/a          50             15            7   Rule 58 energy-related

  Primesouth Inc. (PSI)                               1,000         100             10           10   Rule 58 energy-related
      Palmark, Inc.                                   1,000         100              -            -   Rule 58 energy-related
  SCANA Resources, Inc. (SR)                              1         100              1            1   Rule 58 energy-related

  ServiceCare, Inc.                                   1,000         100              1            1   Rule 58 energy-related
  SCANA Propane Storage, Inc. *                       1,000         100              -            -   Rule 58 energy-related
  SCANA Development Corporation (SDC) *                   4         100              3            3   Rule 58 energy-related

  Cogen South LLC (8)                                  n/a           50             22           11    Rule 58 energy-related

  Public Service Company of North
     Carolina, Incorporated (PSNC)                    1,000         100            487          487    Gas utility
      Clean Energy Enterprises, Inc.                  2,000         100              -            -   Rule 58 energy-related
      PSNC Blue Ridge Corporation                     1,000         100              3            3   Intermediate holding company
          Pine Needle LNG Company, LLC (9)              n/a        17.2             49            8   Rule 58 energy-related

      PSNC Cardinal Pipeline Company                  1,000         100              7            7   Intermediate holding company
          Cardinal Pipeline Company, LLC (10)           n/a        33.2             58           19    Rule 58 energy-related

   SCG Pipeline, Inc.                                   100         100              -            -   Rule 58 energy-related

*Denotes inactive company



(1) An investment in a Delaware statutory business trust of 61,856 common securities, representing 100% of the common beneficial interests in the assets of trust.

(2)  SC  Coaltech  No. 1 LP is owned  59.99% ($6  million)  by USA  Coaltech  LP
     (limited partner), 0.01% by Coaltech LLC (general partner) and 40% ($2 million) by SCE&G (limited partner).

(3) Coaltech No. 1 LP is owned 56.25% ($1.9 million) by Square D Co. (limited partner), 17.75% ($0.6 million) by AJG Financial Services, Inc. (limited partner), 25% (0.8 million) by SCE&G (limited partner) and 1% by US Coal LLC (general partner).

(4) SCANA Energy Trading, LLC (SET) is owned 70% ($(2) million) by SEMI and 30% ($(1) million) by Intermarket Trading Company, LLC.

(5) ITC Holding Company, Inc. holds ownership interests in several southeastern communications companies. This investment did not meet the 10% subsidiary threshold requirement until 2002.

(6) Knology, Inc. is a broadband service provider of cable television, telephone and internet services. This investment did not meet the 10% subsidiary threshold requirement until 2002.

(7) FRC, LLC is owned 50% by Palmetto Net, Inc. ($7 million) and 50% by SCI ($7.5 million). (8) Cogen South LLC is owned 50% ($11 million) by SCANA and 50% ($11 million) by MeadWestvaco.

(9) Pine Needle LNG Company, LLC is owned 35.4% ($17.3 million) by Piedmont Interstate Pipeline Company, 35.4% ($17.3 million) by Transcarolina LNG Company, 17.2% ($8.4 million) by PSNC Blue Ridge Corporation, 5.1% ($2.5 million) by NCNG Pine Needle Investment Corporation, 5.1% ($2.5 million) by Hess LNG Company and 1.8% ($0.9 million) by Municipal Gas Authority of Georgia.

(10) Cardinal Pipeline Company, LLC is owned 45.3% ($26.3 million) by TransCardinal Company, 33.2% ($19.3 million) by PSNC Cardinal Pipeline Company, 16.5% ($9.6 million) by Piedmont Intrastate Pipeline Company and 5.0% ($2.9 million) by NCNG Cardinal Pipeline Investment Corporation.

Note: In 2002 SCANA sold its investment in Palmetto Lime, LLC and dissolved its subsidiary, SCANA Petroleum Resources, Inc.

     ITEM 2.  ACQUISITIONS OR SALES OF UTILITY ASSETS

              None.


     ITEM 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

                                    Issued Pledged
Name of                               and           Guaranteed    Interest   Transaction                 Commission
Issuer     Title of Issue             Sold           Assumed        Rate        Date       Proceeds     Authorization
-------------------------------- --------------- --------------- ------------------------- --------------- -----------

SCE&G    First Mortgage Bonds       $300,000,000         -        6.625%     01/31/2002   $294,978,000   Rule 52
SCE&G    Industrial Revenue Bonds     56,910,000         -          5.2%     11/08/2002                  Rule 52
                                                                                            56,910,000
SCE&G    Industrial Revenue Bonds     29,150,000         -         5.45%     11/08/2002                  Rule 52
                                                                                            28,219,000
SCE&G    Industrial Revenue Bonds      4,365,000         -          4.2%     11/08/2002                  Rule 52
                                                                                             4,365,000

SCFC is party to a commercial paper program credit agreement for borrowings up to $125,000,000. The amount of commercial paper outstanding at December 31, 2002 was $50,102,000. The maximum amount outstanding during 2002 was $61,510,000 on August 19, 2002. The average daily interest rate during 2002 was 1.75%.

On December 18, 2002 SCANA purchased from UBS Warburg four interest rate swap agreements to pay variable rate and receive fixed rate interest payments. The rates on the swaps are six-month LIBOR in arrears plus basis points ranging from 147 to 467.

The registrant and two of its subsidiaries (SCE&G and SCPC) are self-insured for the first $500,000 for worker's compensation coverage guaranteed through a letter of credit (in lieu of a bond). PSNC is self-insured for the first $200,000 for worker's compensation coverage guaranteed by a treasury note.

The above items do not include guarantees of system companies which have been authorized by Commission order under the Public Utility Holding Company Act of 1935, as amended, and which are subject to Rule 24 certificate filing requirements.

    ITEM 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

                                                                                         Extinguished      Commission
                                                                                              (E)
                                                                                          or Held for     Authorization
 Name of                               Number of Shares or Principal Amount               Further            or
  Issuer     Title of Issue             Acquired    Redeemed      Retired      Consideration   Disposition (D)     Exemption
--------- ------------------------------------- ---------- ------------ ------------- ---------------- ---------------- ------------

SCE&G     Pollution Control Facilities              -                                                         E             Rule 42
          Revenue Bonds                                    $62,275,000    $155,000       $62,430,000
SCE&G     First and Refunding Mortgage Bonds        -      103,450,000       -           107,370,755          E             Rule 42
SCE&G     Franchise Agreement                       -           -                          3,571,428          E             Rule 42
                                                                         3,571,428
SCE&G     Department of Energy D&D Fund             -           -                                             E             Rule 42
                                                                           427,961           427,921
SCE&G     Preferred Stock                           -                         -                               E             Rule 42
                                                             475,550                          482,606
PSNC      Senior Debenture (unsecured)              -           -                           4,300,000         E             Rule 42
                                                                          4,300,000
SCANA     Notes (unsecured)                         -      202,000,000                    902,000,000         E             Rule 42
                                                                        700,000,000
SCPC      Notes (unsecured)                         -           -                                             E             Rule 42
                                                                          1,250,000         1,250,000
GENCO     Notes (unsecured)                         -           -                           3,700,000         E             Rule 42
                                                                         3,700,000




ITEM 5.  INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

 Category 1

                                    Aggregate
           Investor             Number of Investments        Investment                     Description
  ---------------------------- ------------------------- ------------------- -------------------------------------------
  ---------------------------- ------------------------- ------------------- -------------------------------------------

  SCANA                                   2                   $387,867       Investee provides loan capital to promote
                                                                             business and industry in South Carolina

  SR                                      1                   $150,000       Investee provides loan capital to promote
                                                                             business and industry in South Carolina

  SCE&G                                   1                    $60,000       Investee provides loan capital to promote
                                                                             business and industry in South Carolina


Category 2

                                                                               %Voting      Book
Investor          Issuer         Investment                          Shares     Power       Value     Description
-------- ----------------------- ---------------------------------- ---------- --------- ------------ -----------------------------

SCHI     ITC^DeltaCom, Inc.      Common Shares                        566,010      1.3%   $1,115,000  Telecommunications - Section
SCHI     ITC^DeltaCom, Inc.      Warrants to purchase Common Stock    506,862         -   $1,050,000     34 exempt

SCHI     ITC^DeltaCom, Inc.      Series A Convertible Preferred       149,077         -  $12,742,700

PSI      West Texas Renewables
           Limited Partnership   Limited Partnership                      n/a         -   $7,284,856  Electric generation

ITEM 6.  OFFICERS AND DIRECTORS

Part I.
                                    OFFICERS

The symbols used to indicate the positions held by officers are shown in the position symbol key as follows:

Assistant Secretary              AS            General Partner             GP
Controller                       C             Limited Partner             LP
Corporate Compliance Officer     CCO           Member                      M
Chief Executive Officer          CEO           Officer                     O
Chief Financial Officer          CFO           President                   P
Chairman                         CH            Risk Management Officer     RMO
Chief Operating Officer          COO           Secretary                   S
Deputy General Counsel           DGC           Senior Vice President       SVP
Executive                        E             Treasurer                   T
Executive Vice President         EVP           Vice Chairman               VCH
General Counsel                  GC            Vice President              VP

SCANA CORPORATION, 1426 Main Street, Columbia, South Carolina  29201

William B. Timmerman             CH, P, CEO    Mark R. Cannon              RMO
H. Thomas Arthur                 GC, SVP, AS   James P. Hudson             CCO
Duane C. Harris                  SVP           Cathy Y. Kirven             T
Kevin B. Marsh                   CFO, SVP      James E. Swan, IV           C
Jimmy E. Addison                 VP            Lynn  M. Williams           S
Sarena D. Burch                  DGC

SOUTH CAROLINA ELECTRIC & GAS COMPANY, 1426 Main Street, Columbia, South Carolina 29201

William B. Timmerman             CH, CEO       W. Keller Kissam            VP
H. Thomas Arthur                 SVP, GC, AS   James M. Landreth           VP
Duane C. Harris                  SVP           Sarena D. Burch             DGC
Neville O. Lorick                P, COO        Mark R. Cannon              RMO
Kevin B. Marsh                   SVP, CFO      James P. Hudson             CCO
Jimmy E. Addison                 VP            Cathy Y. Kirven             T
Samuel L. Dozier                 VP            James E. Swan, IV           C
D. Russell Harris                VP            Lynn  M. Williams           S

V. C. Summer Nuclear Station, P. O. Box 88, Jenkinsville, South Carolina 29065

Stephen A. Byrne                      SVP

SC COALTECH NO. 1,  LP, 823 McCalls Mill Road, Lexington, Kentucky  40515

COALTECH, LLC                                                                GP

Two Pierce Place, Itasca, Illinois  60143

USA Coal LP                                                                  LP

1426 Main Street, Columbia, South Carolina  29201

South Carolina Electric & Gas Company                                        LP

COALTECH NO. 1, LP, 5487 North Milwaukee Avenue, Chicago, Illinois  60630

US Coal, LLC                                                                 GP

1415 Roselle Road, Palatine, Illinois  60067

Square D Company                                                             LP

Two Pierce Place, Itasca, Illinois  60143

AJG Financial Services                                                       LP

1426 Main Street, Columbia, South Carolina  29201

South Carolina Electric & Gas Company                                        LP

SOUTH CAROLINA GENERATING COMPANY, INC., 1426 Main Street, Columbia, South
Carolina   29201

William B. Timmerman          CH, CEO            Sarena D. Burch          DGC
H. Thomas Arthur              SVP, GC, AS        Mark R. Cannon           RMO
Duane C. Harris               SVP                James P. Hudson          CCO
Neville O. Lorick             P, COO             Cathy Y. Kirven          T
Kevin B. Marsh                SVP, CFO           James E. Swan, IV        C
Jimmy E. Addison              VP                 Lynn  M. Williams        S

SOUTH CAROLINA FUEL COMPANY, INC., 1426 Main Street, Columbia, South Carolina 29201

William B. Timmerman           CH, CEO           Sarena D. Burch         DGC
H. Thomas Arthur               SVP, GC, AS       Mark R. Cannon          RMO
Duane C. Harris                SVP               James P. Hudson         CCO
Neville O. Lorick              P, COO            Cathy Y. Kirven         T
Kevin B. Marsh                 SVP, CFO          James E. Swan, IV       C
Jimmy E. Addison               VP                Lynn  M. Williams       S

SOUTH CAROLINA PIPELINE CORPORATION, 105 New Way Road, Columbia, South Carolina 29223

George J. Bullwinkel           P, COO            Samuel L. Dozier       VP
Paul Fant                      EVP               Janet King             AS
George Fasano, Jr.             SVP, AT

1426 Main Street, Columbia, South Carolina   29201

William B. Timmerman          CH, CEO            Mark R. Cannon         RMO
H. Thomas Arthur              SVP, GC, AS        James P. Hudson        CCO
Duane C. Harris               SVP                Cathy Y. Kirven        T
Kevin B. Marsh                SVP, CFO           James E. Swan, IV      C
Jimmy E. Addison              VP                 Lynn  M. Williams      S
Sarena D. Burch               DGC

C & T PIPELINE, LLC, 1426 Main Street, Columbia, South Carolina  29201

William B. Timmerman          CH, CEO            Kevin B. Marsh        SVP, CFO
H. Thomas Arthur              SVP, GC            Lynn M. Williams      S

SCANA PROPANE GAS, INC., 1426 Main Street, Columbia, South Carolina  29201

William B. Timmerman          CH, CEO            Kevin B. Marsh        SVP, CFO
H. Thomas Arthur              SVP, GC            Lynn M. Williams      S

SCANA PROPANE SUPPLY, INC., 1426 Main Street, Columbia, South Carolina  29201

William B. Timmerman          CH, CEO            Kevin B. Marsh        SVP, CFO
H. Thomas Arthur              SVP, GC            Lynn M. Williams      S

USA CYLINDER EXCHANGE, INC., 1426 Main Street, Columbia, South Carolina  29201

William B. Timmerman            CH, CEO             Kevin B. Marsh     SVP, CFO
H. Thomas Arthur                SVP, GC             Lynn M. Williams   S

SCANA ENERGY MARKETING, INC., 110 Gateway Corporate Blvd., Suite 200, Columbia,
South Carolina   29203

Robert G. Edwards                VP

d/b/a SCANA ENERGY, Tower Place, Suite 750, 3340 Peachtree Road, Atlanta,
Georgia   30326

George T. Devlin                 VP

1426 Main Street, Columbia, South Carolina   29201

William B. Timmerman            CH, CEO             Mark R. Cannon          RMO
H. Thomas Arthur                P, COO, SVP,
                                GC, AS              James P. Hudson         CCO
Duane C. Harris                 SVP                 Cathy Y. Kirven         T
Kevin B. Marsh                  SVP, CFO            James E. Swan, IV       C
Jimmy E. Addison                VP                  Lynn  M. Williams       S
Sarena D. Burch                 DGC

PSNC PRODUCTION CORPORATION, 504 S. New Hope Road, Gastonia, North Carolina
28054

Robert G. Edwards                VP

1426 Main Street, Columbia, South Carolina   29201

William B. Timmerman           CH, CEO               Mark R. Cannon         RMO
H. Thomas Arthur               P, COO, SVP, GC, AS   James P. Hudson        CCO
Duane C. Harris                SVP                   Cathy Y. Kirven        T
Kevin B. Marsh                 SVP, CFO              James E. Swan, IV      C
Jimmy E. Addison               VP                    Lynn  M. Williams      S
Sarena D. Burch                DGC

SCANA PUBLIC SERVICE COMPANY, LLC, 504 S. New Hope Road, Gastonia, North Carolina 28054

Robert G. Edwards                        VP
Joey O. Caskey                           S

SCANA ENERGY TRADING, LLC, 105 New Way Road, Columbia, South Carolina 29223

George Fasano                            T

531 Encinitas Boulevard, Suite 200, Encinitas, California  92024

Regard Yakou                             VCH

1426 Main Street, Columbia, South Carolina   29201

Lynn M. Williams               S

110 Gateway Corporation Boulevard, Suite 200, Columbia, South Carolina  29203

Robert G. Edwards               P

SCANA SERVICES, INC., 1426 Main Street, Columbia, South Carolina  29201

William B. Timmerman         P, COO            Jimmy E. Addison            VP
Kevin B. Marsh               SVP, CFO          Sarena D. Burch             DGC
H. Thomas Arthur             SVP, GC, AS       Mark R. Cannon              RMO
George J. Bullwinkel         SVP               J. Patrick Hudson           CCO
Duane C. Harris              SVP               Cathy Y. Kirven             T
Charles B. McFadden          SVP               James E. Swan, IV           C
                                               Lynn  M. Williams           S

105 New Way Road, Columbia, South Carolina   29223

George Fasano                SVP

V. C. Summer Nuclear Station, P. O. Box 88, Jenkinsville, South Carolina 29065

Stephen A. Byrne             SVP

SCANA COMMUNICATIONS, INC., 1426 Main Street, Columbia, South Carolina   29201

William B. Timmerman        CH, CEO            Sarena D. Burch          DGC
H. Thomas Arthur            SVP, GC, AS        Mark R. Cannon           RMO
George J. Bullwinkel        P, COO             James P. Hudson          CCO
Duane C. Harris             SVP                Cathy Y. Kirven          T
Kevin B. Marsh              SVP, CFO           James E. Swan, IV        C
Jimmy E. Addison            VP                 Lynn  M. Williams        S

40 Knox Abbott Drive, Suite 240, Cayce, South Carolina   29033

Steve Blackwell            VP

SCANA COMMUNICATIONS HOLDINGS, INC., 300 Delaware Avenue, Suite 510, Wilmington,
Delaware   19801

P. J. Winnington           AT, AS

1426 Main Street, Columbia, South Carolina  29201

William B. Timmerman       CH, CEO             James E. Swan, IV         C
Kevin B. Marsh             SVP, CFO            Lynn  M. Williams         S

FRC, LLC, 1426 Main Street, Columbia, South Carolina  29201

George J. Bullwinkel, Jr.   CH

454 S. Anderson Road, Suite 303, Rock Hill, South Carolina  29730

James Johnson                VCH               Larry Vincent             VP
Terry Metze                  S

PRIMESOUTH, INC., 111 Research Drive, Columbia, South Carolina   29221

Maurice Dean Bain           VP

1426 Main Street, Columbia, South Carolina  29201

William B. Timmerman       CH, CEO            Sarena D. Burch           DGC
H. Thomas Arthur           SVP, GC, AS        Mark R. Cannon            RMO
Duane C. Harris            SVP                James P. Hudson           CCO
Neville O. Lorick          P, COO             Cathy Y. Kirven           T
Kevin B. Marsh             SVP, CFO           James E. Swan, IV         C
Jimmy E. Addison           VP                 Lynn  M. Williams         S

PALMARK, INC., 11 Research Drive, Columbia, South Carolina  29221

Maurice Dean Bain          VP

1426 Main Street, Columbia, South Carolina  29201

William B. Timmerman      CH, CEO            Sarena D. Burch          DGC
H. Thomas Arthur          SVP, GC, AS        Mark R. Cannon           RMO
Duane C. Harris           SVP                James P. Hudson          CCO
Neville O. Lorick         P, COO             Cathy Y. Kirven          T
Kevin B. Marsh            SVP, CFO           James E. Swan, IV        C
Jimmy E. Addison          VP                 Lynn  M. Williams        S

SCANA RESOURCES, INC., 1426 Main Street, Columbia, South Carolina   29201

William B. Timmerman       CH, CEO             Mark R. Cannon          RMO
H. Thomas Arthur           SVP, GC, AS         James P. Hudson         CCO
Duane C. Harris            SVP                 Cathy Y. Kirven         T
Kevin B. Marsh             P, COO, CFO         James E. Swan, IV       C
Jimmy E. Addison           VP                  Lynn  M. Williams       S
Sarena D. Burch            DGC

SOLO ENERGY CORPORATION, 2701 Monarch Street, #206, Alameda, California  94501

Prior to December 31, 2001 Solo Energy Corporation had ceased active business operations and is in the process of liquidating its assets. All officers and directors of the Company had resigned.

SERVICECARE, INC., 105 New Way Road, Columbia, South Carolina  29223

George J. Bullwinkel, Jr.   P, COO

246 Stoneridge Drive, Suite 300, Columbia, South Carolina   29210

Steven Burns                VP

1426 Main Street, Columbia, South Carolina   29201

William B. Timmerman        CH, CEO            Mark R. Cannon            RMO
Duane C. Harris             SVP                James P. Hudson           CCO
H. Thomas Arthur            SVP, GC, AS        Cathy Y. Kirven           T
Kevin B. Marsh              SVP, CFO           James E. Swan, IV         C
Jimmy E. Addison            VP                 Lynn  M. Williams         S
Sarena D. Burch             DGC

SCANA PROPANE STORAGE, INC., 1426 Main Street, Columbia, South Carolina  29201

William B. Timmerman         CH, CEO           Kevin B. Marsh          SVP, CFO
H. Thomas Arthur             SVP, GC           Lynn M. Williams        S

SCANA DEVELOPMENT CORPORATION, 1426 Main Street, Columbia, South Carolina  29201

William B. Timmerman          CH, CEO          Kevin B. Marsh          SVP, CFO
H. Thomas Arthur              SVP, GC          Lynn M. Williams        S


COGEN SOUTH, LLC, 1426 Main Street, Columbia, South Carolina  29201

SCANA Corporation                                                       M

Post Office Box 118005, Charleston, South Carolina  29423-8005

Westvaco Corporation                                                    M


PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED
d/b/a PSNC ENERGY, 1426 Main Street, Columbia, South Carolina  29201

William B. Timmerman          CH, CEO           Mark R. Cannon          RMO
H. Thomas Arthur              SVP, GC, AS       James P. Hudson         CCO
Duane C. Harris               SVP               Cathy Y. Kirven         T
Jimmy E. Addison              VP                James E. Swan, IV       C
Sarena D. Burch               DGC               Lynn  M. Williams       S

800 Gaston Road, Building A, Gastonia, North Carolina  28056

Kevin B.  Marsh              P, COO, CFO
Jerry W. Richardson          SVP                Judy Czerwinski         AS

CLEAN ENERGY ENTERPRISES, INC., 800 Gaston Road, Building A, Gastonia, North
Carolina   28056

Kevin B. Marsh                P, COO, CFO

1426 Main Street, Columbia, South Carolina  29201

William B. Timmerman          CH, CEO           Mark R. Cannon           RMO
H. Thomas Arthur              SVP, GC, AS       James P. Hudson          CCO
Duane C. Harris               SVP               Cathy Y. Kirven          T
Jimmy E. Addison              VP                James E. Swan, IV        C
Sarena D. Burch               DGC               Lynn  M. Williams        S


PSNC BLUE RIDGE CORPORATION, 800 Gaston Road, Building A, Gastonia, North
Carolina   28056

Kevin B. Marsh               P, COO, CFO

1426 Main Street, Columbia, South Carolina  29201

William B. Timmerman         CH, CEO            Mark R. Cannon           RMO
H. Thomas Arthur             SVP, GC, AS        James P. Hudson          CCO
Duane C. Harris              SVP                Cathy Y. Kirven          T
Jimmy E. Addison             VP                 James E. Swan, IV        C
Sarena D. Burch              DGC                Lynn  M. Williams        S

PINE NEEDLE LNG COMPANY, LLC, 2800 Post Oak Boulevard, Post Office Box 1396, Houston, Texas 77251-1396

Frank Ferazzi                CH                 Russell Rush            S

PSNC CARDINAL PIPELINE COMPANY, 800 Gaston Road, Building A, Gastonia, North
Carolina   28056

Kevin B. Marsh             P, CFO

1426 Main Street, Columbia, South Carolina  29201

William B. Timmerman       CH, CEO             Mark R. Cannon           RMO
H. Thomas Arthur           SVP, GC, AS         James P. Hudson          CCO
Duane C. Harris            SVP                 Cathy Y. Kirven          T
Kevin B. Marsh             SVP, CFO            James E. Swan, IV        C
Jimmy E. Addison           VP                  Lynn  M. Williams        S
Sarena D. Burch            DGC

CARDINAL PIPELINE COMPANY, LLC, 1915 Rexford Road, Post Office Box 33068, Charlotte, North Carolina 28233

Thomas E. Skains             M

800 Gaston Road, Building A, Gastonia, North Carolina   28056

Bill Williams                            M

411 Fayetteville Street Mall - PEB18C5, Post Office Box 1551, Raleigh, North Carolina 27602

Terry Davis                   M

Post Office Box 1396, Houston, Texas  77251-1396

Frank Ferazzi                 M

SCG PIPELINE, INC., 105 New Way Road, Columbia, South Carolina  29223

George J. Bullwinkel         P, COO           Samuel R. Dozier         VP

1426 Main  Street, Columbia, South Carolina  29201

William B. Timmerman          CH, CEO         Mark R. Cannon             RMO
H. Thomas Arthur              SVP, GC, AS     James P. Hudson            CCO
Duane C. Harris               SVP             Cathy Y. Kirven            T
Kevin B. Marsh                SVP, CFO        James E. Swan, IV          C
Jimmy E. Addison              VP              Lynn  M. Williams          S
Sarena D. Burch               DGC

                                    DIRECTORS
SCANA CORPORATION

Bill L. Amick                            W. Hayne Hipp
Amick Farms, Inc.                        The Liberty Corporation
Route 3, HWY 178                         135 South Main Street
PO Box 2309                              Greenville, SC 29602
Batesburg-Leesville, SC  29070-0309
                                         Lynne M. Miller
James A. Bennett                         Environmental Strategies Corporation
First Citizens Bank                      11911 Freedom Drive, Suite 900
1225 Lady Street                         Reston, VA   20190
Columbia, SC  29201
                                         Maceo K. Sloan
William B. Bookhart, Jr.                 Sloan Financial Group, Inc.
P. O. Box 140                            103 West Main Street, Suite 400
Elloree, SC  29047                       Durham, NC  27701-3638

William C. Burkhardt                     Harold C. Stowe
3100 NE 48th Court, Apt. 109             Canal Holdings, LLC
Lighthouse Point, FL  33064              3700 Clay Pond Road, Suite 6
                                         Myrtle Beach, SC  29579
Elaine T. Freeman
ETV Endowment of SC                      William B. Timmerman
401 East Kennedy St., Suite B-1          Chairman, President and
Spartanburg, SC  29302                   Chief Executive Officer
                                         SCANA Corporation 19-8
D. Maybank Hagood                        Columbia, SC 29218
William M. Bird and Co., Inc.
4210 Azalea Drive
P. O. Box 20040
Charleston, SC 29413

G. Smedes York
York Properties, Inc.
1900 Cameron Street
P. O. Box 10007
Raleigh, NC 27605

SOUTH CAROLINA ELECTRIC & GAS COMPANY (1)

Bill L. Amick                                           W. Hayne Hipp
James A. Bennett                                        Lynne M. Miller
William B. Bookhart, Jr.                                Maceo K. Sloan
William C. Burkhardt                                    Harold C. Stowe
Elaine T. Freeman                                       William B. Timmerman
D. Maybank Hagood                                       G. Smedes York

SC COALTECH NO. 1, LP

William D. Brown (3)

SOUTH CAROLINA GENERATING COMPANY, INC. (1)

Bill L. Amick                                            W. Hayne Hipp
James A. Bennett                                         Lynne M. Miller
William B. Bookhart, Jr.                                 Maceo K. Sloan
William C. Burkhardt                                     Harold C. Stowe
Elaine T. Freeman                                        William B. Timmerman
D. Maybank Hagood                                        G. Smedes York

SOUTH CAROLINA PIPELINE CORPORATION (1)

Bill L. Amick                                            W. Hayne Hipp
James A. Bennett                                         Lynne M. Miller
William B. Bookhart, Jr.                                 Maceo K. Sloan
William C. Burkhardt                                     Harold C. Stowe
Elaine T. Freeman                                        William B. Timmerman
D. Maybank Hagood                                        G. Smedes York

C&T PIPELINE, LLC (1)

Bill L. Amick                                            W. Hayne Hipp
James A. Bennett                                         Lynne M. Miller
William B. Bookhart, Jr.                                 Maceo K. Sloan
William C. Burkhardt                                     Harold C. Stowe
Elaine T. Freeman                                        William B. Timmerman
D. Maybank Hagood                                        G. Smedes York

SCANA PROPANE GAS, INC. (1)

Bill L. Amick                                            W. Hayne Hipp
James A. Bennett                                         Lynne M. Miller
William B. Bookhart, Jr.                                 Maceo K. Sloan
William C. Burkhardt                                     Harold C. Stowe
Elaine T. Freeman                                        William B. Timmerman
D. Maybank Hagood G. Smedes York

SCANA PROPANE SUPPLY, INC. (1)

Bill L. Amick                                            W. Hayne Hipp
James A. Bennett                                         Lynne M. Miller
William B. Bookhart, Jr.                                 Maceo K. Sloan
William C. Burkhardt                                     Harold C. Stowe
Elaine T. Freeman                                        William B. Timmerman
D. Maybank Hagood                                        G. Smedes York

USA CYLINDER EXCHANGE, INC. (1)

Bill L. Amick                                            W. Hayne Hipp
James A. Bennett                                         Lynne M. Miller
William B. Bookhart, Jr.                                 Maceo K. Sloan
William C. Burkhardt                                     Harold C. Stowe
Elaine T. Freeman                                        William B. Timmerman
D. Maybank Hagood                                        G. Smedes York

SCANA ENERGY MARKETING, INC. (1)

Bill L. Amick                                            W. Hayne Hipp
James A. Bennett                                         Lynne M. Miller
William B. Bookhart, Jr.                                 Maceo K. Sloan
William C. Burkhardt                                     Harold C. Stowe
Elaine T. Freeman                                        William B. Timmerman
D. Maybank Hagood                                        G. Smedes York

PSNC PRODUCTION CORPORATION (1)

Bill L. Amick                                            W. Hayne Hipp
James A. Bennett                                         Lynne M. Miller
William B. Bookhart, Jr.                                 Maceo K. Sloan
William C. Burkhardt                                     Harold C. Stowe
Elaine T. Freeman                                        William B. Timmerman
D. Maybank Hagood                                        G. Smedes York

SCANA PUBLIC SERVICE COMPANY, LLC.  (1)

Bill L. Amick                                            W. Hayne Hipp
James A. Bennett                                         Lynne M. Miller
William B. Bookhart, Jr.                                 Maceo K. Sloan
William C. Burkhardt                                     Harold C. Stowe
Elaine T. Freeman                                        William B. Timmerman
D. Maybank Hagood                                        G. Smedes York

SCANA ENERGY TRADING, LLC (6)

Regard Yakou
Robert G. Edwards
George Fasano
Fred Jager

SCANA SERVICES, INC. (1)

Bill L. Amick                                            W. Hayne Hipp
James A. Bennett                                         Lynne M. Miller
William B. Bookhart, Jr.                                 Maceo K. Sloan
William C. Burkhardt                                     Harold C. Stowe
Elaine T. Freeman                                        William B. Timmerman
D. Maybank Hagood                                        G. Smedes York

SCANA COMMUNICATIONS, INC. (1)

Bill L. Amick                                            W. Hayne Hipp
James A. Bennett                                         Lynne M. Miller
William B. Bookhart, Jr.                                 Maceo K. Sloan
William C. Burkhardt                                     Harold C. Stowe
Elaine T. Freeman                                        William B. Timmerman
D. Maybank Hagood                                        G. Smedes York

SCANA COMMUNICATIONS HOLDINGS, INC.

 P. J. Winnington William B. Timmerman(1) 300 Delaware Avenue, Suite 510 Wilmington, Delaware 19801

FRC, LLC (2)

George J. Bullwinkel, Jr.
James Johnson
Terry Metze
Larry Vincent

PRIMESOUTH INC. (1)

Bill L. Amick                                            W. Hayne Hipp
James A. Bennett                                         Lynne M. Miller
William B. Bookhart, Jr.                                 Maceo K. Sloan
William C. Burkhardt                                     Harold C. Stowe
Elaine T. Freeman                                        William B. Timmerman
   D. Maybank Hagood G. Smedes York

PALMARK, INC. (1)

Bill L. Amick                                            W. Hayne Hipp
James A. Bennett                                         Lynne M. Miller
William B. Bookhart, Jr.                                 Maceo K. Sloan
William C. Burkhardt                                     Harold C. Stowe
Elaine T. Freeman                                        William B. Timmerman
D. Maybank Hagood                                        G. Smedes York

SCANA RESOURCES, INC. (1)

Bill L. Amick                                            W. Hayne Hipp
James A. Bennett                                         Lynne M. Miller
William B. Bookhart, Jr.                                 Maceo K. Sloan
William C. Burkhardt                                     Harold C. Stowe
Elaine T. Freeman                                        William B. Timmerman
D. Maybank Hagood                                        G. Smedes York

SERVICECARE, INC. (1)

Bill L. Amick                                            W. Hayne Hipp
James A. Bennett                                         Lynne M. Miller
William B. Bookhart, Jr.                                 Maceo K. Sloan
William C. Burkhardt                                     Harold C. Stowe
Elaine T. Freeman                                        William B. Timmerman
D. Maybank Hagood                                        G. Smedes York

SCANA PROPANE STORAGE, INC. (1)

Bill L. Amick                                            W. Hayne Hipp
James A. Bennett                                         Lynne M. Miller
William B. Bookhart, Jr.                                 Maceo K. Sloan
William C. Burkhardt                                     Harold C. Stowe
Elaine T. Freeman                                        William B. Timmerman
D. Maybank Hagood                                        G. Smedes York

SCANA DEVELOPMENT CORPORATION (1)

Bill L. Amick                                            W. Hayne Hipp
James A. Bennett                                         Lynne M. Miller
William B. Bookhart, Jr.                                 Maceo K. Sloan
William C. Burkhardt                                     Harold C. Stowe
Elaine T. Freeman                                        William B. Timmerman
D. Maybank Hagood                                        G. Smedes York

COGEN SOUTH, LLC (4)

Neville O. Lorick
John D. Andrews

PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED (1)

Bill L. Amick                                              W. Hayne Hipp
James A. Bennett                                           Lynne M. Miller
William B. Bookhart, Jr.                                   Maceo K. Sloan
William C. Burkhardt                                       Harold C. Stowe
Elaine T. Freeman                                          William B. Timmerman
D. Maybank Hagood                                          G. Smedes York

CLEAN ENERGY ENTERPRISES, INC. (1)

Bill L. Amick                                              W. Hayne Hipp
James A. Bennett                                           Lynne M. Miller
William B. Bookhart, Jr.                                   Maceo K. Sloan
William C. Burkhardt                                       Harold C. Stowe
Elaine T. Freeman                                          William B. Timmerman
D. Maybank Hagood                                          G. Smedes York

PSNC BLUE RIDGE CORPORATION (1)

Bill L. Amick                                              W. Hayne Hipp
James A. Bennett                                           Lynne M. Miller
William B. Bookhart, Jr.                                   Maceo K. Sloan
William C. Burkhardt                                       Harold C. Stowe
Elaine T. Freeman                                          William B. Timmerman
D. Maybank Hagood                                          G. Smedes York

PINE NEEDLE LNG COMPANY, LLC

Arthur Corbin                                 Frank Ferazzi
104 Town Park Drive                           2800 Post Oak Boulevard
Kennesaw, GA  30144                           Post Office Box 1396
                                              Houston, Texas  77251-1396
Terry Davis
411 Fayetteville Street Mall - PEB18C5        Donald Lutken
Post Office Box 1551                          One Allen Center
Raleigh, North Carolina  27602                500 Dallas Street
                                              Houston, Texas  77002
Russell Rush
2800 Post Oak Boulevard                       Thomas E. Skains
Houston, Texas  77251-1396                    1915 Rexford Road
                                              Post Office Box 33068
Bill Williams                                 Charlotte, North Carolina  28233
800 Gaston Road, Building A
Gastonia, North Carolina   28056

  PSNC CARDINAL PIPELINE COMPANY (1)

  Bill L. Amick                                   W. Hayne Hipp
  James A. Bennett                                Lynne M. Miller
  William B. Bookhart, Jr.                        Maceo K. Sloan
  William C. Burkhardt                            Harold C. Stowe
  Elaine T. Freeman                               William B. Timmerman
  D. Maybank Hagood                               G. Smedes York


  CARDINAL PIPELINE COMPANY, LLC

  Terry Davis                                     Frank Ferazzi
  411 Fayetteville Street Mall  - PEB18C5         Post Office Box 1396
  Post Office Box 1551                            Houston, Texas  77251-1396
  Raleigh, North Carolina  29602

  Thomas E. Skains                            Bill Williams
  1915 Rexford Road                           800 Gaston Road, Building A
  Post Office Box 33068                       Gastonia, North Carolina   28056
  Charlotte, North Carolina  28233

  SCG PIPELINE, INC. (1)

   Bill L. Amick                                   W. Hayne Hipp
   James A. Bennett                                Lynne M. Miller
   William B. Bookhart, Jr.                        Maceo K. Sloan
   William C. Burkhardt                            Harold C. Stowe
   Elaine T. Freeman                               William B. Timmerman
  D. Maybank Hagood G. Smedes York

SOLO ENERGY CORPORATION

  As of December 31, 2002 Solo Energy Corporation had ceased active business operations and is in the process of liquidating its assets. All officers and directors of the Company had resigned.

(1)     Business addresses are the same as for SCANA Corporation.
(2) The business address for all members, except Mr. Bullwinkel, is 454 S. Anderson Road, Suite 303, Rock Hill, South Carolina 29730. Mr. Bullwinkel's business address is 105 New Way Road, Columbia, South Carolina 29223.
(3) Mr. Brown is the managing member of the general partner. His business address is 823 McCalls Mill Road, Lexington, Kentucky 40505.
(4) Mr. Lorick's business address is 1426 Main Street, Columbia, South Carolina 29201. Mr. Andrews' business address is Post Office
        Box 118005, Charleston, South Carolina  29423-8005.
(5) Messrs. Lorick's and Marsh's business address is 1426 Main Street, Columbia, South Carolina 29201. Messrs. Reilly's and Ehle's business address is Post Office Box 985004, Fort Worth, Texas 76185-5004
(6) Mr. Fasano's business address is 105 New Way Road, Columbia, South Carolina 29223; Messrs. Yakou's and Jager's business address is 531 Encinitas Boulevard, Suite 200, Encinitas, California 92024; and Mr. Edwards' business address is 110 Gateway Corporation Boulevard, Suite 200, Columbia, South Carolina 29203.



Part II.

 Name of Officer      Name and Location of    Position Held in
 or Director          Financial Institution   Financial Institution   Applicable Exemption Rule
--------------------- ---------------------------------------------------------------------------
--------------------- ---------------------------------------------------------------------------

James A. Bennett      First Citizens Bank     Executive Vice President
                                              and Director of
                                              Public Affairs             Pending no action letter

William C. Burkhardt  Capital Bank            Director                          70(a)

Elaine T. Freeman     National Bank of South  Director                          70(a)
                      Carolina

Lynne M. Miller       Adams National Bank     Director                          70(b)

Maceo K. Sloan        M&F Bancorp             Director                          70(a)




 Part III

(a) The compensation of directors and executive officers of system companies:

Director Compensation

Board Fees

     Officers of SCANA who are also directors do not receive additional compensation for their service as directors. Since July 1, 2000, compensation for non-employee directors has included the following:

|X| an annual retainer of $30,000 (60% of the annual retainer fee is paid in shares of SCANA Common Stock); |X| $3,500 for each board meeting attended; |X| $3,000 for attendance at a committee meeting held on a day other than a regular meeting of the Board; |X| $250 for participation in a telephone conference meeting; |X| $2,000 for attendance at an all-day conference; and |X| reimbursement for expenses incurred in connection with all of the above.

Director Compensation and Deferral Plans

         Since January 1, 2001, non-employee director compensation deferrals have been governed by the SCANA Corporation Director Compensation and Deferral Plan. Amounts deferred by directors in previous years under the SCANA Voluntary Deferral Plan continue to be governed by that plan. During 2002, the only director remaining in the Voluntary Deferral Plan was Mr. Bennett, whose account was credited with interest of $2,567 for the year.

         Under the new plan, a director may elect to defer the 60% of the annual retainer fee required to be paid in stock in a hypothetical investment in SCANA Common Stock, with distribution from the plan to be ultimately payable in actual shares of SCANA Common Stock. A director may also elect to defer the 40% of the annual retainer fee not required to be paid in stock and up to 100% of meeting attendance and conference fees with distribution from the plan to be ultimately payable in either SCANA Common Stock or cash. Amounts payable in SCANA Common Stock accrue earnings during the deferral period at SCANA's dividend rate, which amount may be elected to be paid in cash when accrued or retained to invest in hypothetical shares of SCANA Common Stock. Amounts payable in cash accrue interest earnings until paid.

         During 2002, Ms. Miller and Messrs. Amick, Bennett, Burkhardt, Hipp, Sloan, Stowe and York elected to defer 100% of their compensation and earnings under the Director Compensation and Deferral Plan so as to acquire hypothetical shares of SCANA Common Stock. In addition, Mr. Hagood elected to defer 60% of his annual retainer and earnings under the plan to acquire hypothetical shares of SCANA Common Stock.

Endowment Plan

         Upon election to a second term, a director becomes eligible to participate in the SCANA Director Endowment Plan, which provides for SCANA to make a tax deductible, charitable contribution totaling $500,000 to institutions of higher education designated by the director. The plan is intended to reinforce SCANA's commitment to quality higher education and to enhance its ability to attract and retain qualified board members. A portion is contributed upon retirement of the director and the remainder upon the director's death. The plan is funded in part through insurance on the lives of the directors. Designated in-state institutions of higher education must be approved by the Chief Executive Officer of SCANA. Any out-of-state designation must be approved by the Human Resources Committee. The designated institutions are reviewed on an annual basis by the Chief Executive Officer to assure compliance with the intent of the program.



                                                                   Summary Compensation Table
--------------------------------- ----------------------------------- -------------------------------------------------------------
                                                                 Annual Compensation          Long-Term Compensation
                                                                -------------------------------------------------------------------
                                                                                        Awards      Payouts
                                                                                        ------------ ---------
                                                                                                    Securities
                                                                                       Other        Underlying             All
                                                                                      Annual        Option/    LTIP       Other
Executive Officer of                                      Year   Salary   Bonus(1) Compensation(2)  SARS  Payouts(3) Compensation(4)
---------------------
System Company          Name and Principal Position       ($)      ($)        ($)      (#)        ($)           ($)
----------------------------------------------------------------------- -------------------- --------- ------------------

All System Companies      W. B. Timmerman                   2002    751,228(5)   760,949     16,435   219,200      536,884   44,614
                          Chairman, President and Chief     2001   660,238                   17,611   129,781                60,884
                                                                                 -                                 -
                          Executive Officer - SCANA         2000    524,261      354,486     17,888    35,620                50,230
                                                                                                                   -

SCANA Services & SCE&G    N. O. Lorick                      2002   376,538       317,808     16,958    77,816      145,487   22,132
                          President and Chief Operating     2001    385,252                  18,701    36,711                30,611
                                                                               -                                     -
                          Officer - SCE&G                   2000    167,778       124,921     7,313     2,332                12,728
                                                                                                                   -

All System Companies       K. B. Marsh                       2002   375,384       317,808     10,183    77,816      209,432  22,063
                          Senior Vice President             2001   334,234                   10,554    36,711                29,097
                                                                                    -                                 -
                          and Chief Financial Officer -     2000   276,172       150,720     10,613    11,627                24,254
                                                                                                                      -
                          SCANA

SCANA Services & SCPC     G. J. Bullwinkel                  2002   305,332       176,628     13,993    42,341      146,345   17,860
                          President and Chief Operating     2001   260,812                   14,248    19,142                22,878
                                                                                    -                                 -
                          Officer - South Carolina          2000   249,037       120,480     14,340    8,796                 20,572
                                                                                                                      -
                          Pipeline Corporation

All System Companies      H. T. Arthur                      2002   297,115       191,340     15,830    42,992      146,345   17,367
                          Senior Vice President and         2001   270,963                   16,119    19,142                23,487
                                                                                    -                                 -
                          General Counsel                   2000   234,812       120,480     16,119     8,796                19,718
                                                                                                                      -

SCANA and all Direct      D. C. Harris                      2002   240,962       146,340     9,000     33,724       72,250   13,998
Wholly-Owned Subsidiaries Senior Vice President -           2001   207,152                   9,000     16,574           -    13,870
                                                                                     -
                          Human Resources                   2000    67,708        27,795     3,000      2,310             -  28,109

SCANA Services  & SCE&G   S. A. Byrne                       2002   285,385       191,339     9,000     42,992      146,345   16,663
                          Senior Vice President-Nuclear     2001   244,232                   9,285    19,142                 22,064
                                                                                  -                                 -
                          Operations - SCE&G                2000   183,555       123,492     11,100     8,796       -         12,962

-------------------------------------- ------------------------------ ------ ---------------------- ------------ -----------------

(1) Payments under the Annual Incentive Plan.
(2) For 2002, other annual compensation consists of automobile allowance and life insurance premiums on policies owned by named executive officers of $9,000 and $7,435 for Mr. Timmerman;
       $9,000 and $7,958 for Mr. Lorick; $9,000 and $1,183 for Mr. Marsh; $9,000
and $4,993 for Mr. Bullwinkel; $9,000 and $6,830 for Mr. Arthur; $9,000 and $0 for Mr. Byrne and
       $9,000 and $0 for Mr. Harris.
(3)  Payouts under Performance Share Plan.
(4) For 2002 all other compensation for all named executive officers consists solely of matching contributions to defined contribution plans. (5) Reflects actual salary paid in 2002. Base salary of $761,000 became effective on February 21, 2002.


Options Grants and Related Information
                                                                        Options/SAR Grants in Last Fiscal Year

                                                                                    Potential
                                                                           Realizable Value at Assumed
                                                                           Annual Rates of Stock Price
                                    Individual Grants                      Appreciation for Option Term
--------------------------------------------------------------------------------- -----------------------------

          (a)          (b)             (c)              (d)            (e)             (f)            (g)

                    Number of       % of Total
                   Securities        Options/
                   Underlying          SARs
                    Options/        Granted to      Exercise or
                      SARs         Employees in      Base Price    Expiration
Name               Granted (#)     Fiscal Year         ($/Sh)         Date           5% ($)         10%($)
----------------- -------------- ----------------- --------------- -------------- -------------- --------------

W. B. Timmerman      219,200          19.63            27.52        02/21/12        3,793,734      9,614,067
N. O. Lorick          77,816            6.97           27.52        02/21/12        1,346,776      3,412,994
G. J. Bullwinkel      33,724            3.02           27.52        02/21/12          583,667      1,479,128
G. J. Bullwinkel        8,617            .77           29.60        08/01/02          160,408        406,505
K. B. Marsh           77,816           6.97            27.52        02/21/12        1,346,776      3,412,994
H. T. Arthur          42,992           3.85            27.52        02/21/12          744,070      1,885,620
S. A. Byrne           42,992           3.85            27.52        02/21/12          744,070      1,885,620
D. C. Harris          33,724           3.02            27.52        02/21/12          583,667      4,479,128

All the above options vest 33 1/3% on each of the first, second and third anniversaries of the date of the grant, February 21, 2002 and August 1, 2002, as applicable.


Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

                                   (a) (d) (e)

                         Number of Securities             Value of Unexercised
                        Underlying Unexercised           In-the-Money Options/
                       Option/SARs AT FY-End (#)         SARs at FY-End ($) (1)

                             Exercisable/                     Exercisable/
  Name                      Unexercisable                   Unexercisable
--------------------------------------------------------------------------------

W. B. Timmerman             67,007/317,594                $281,501/$1,122,564
N. O. Lorick                13,792,103,067                   51,440/357,835
K. B. Marsh                 19,988,106,166                   85,274/374,752
G. J. Bullwinkel             12,245/58,034                   54,414/188,531
H. T. Arthur                 12,245/58,685                   54,414/208,693
S. A. Byrne                  12,245/58,685                   54,414/208,693
D. C. Harris                 7,065/45,543                    24,814/157,503

(1)Based on the closing price of $30.96 per share on December 31, 2002, the last trading date of the fiscal year.

Defined Benefit Plans

         SCANA sponsors a tax qualified defined benefit retirement plan. The plan has a mandatory cash balance benefit formula (the "Cash Balance Formula") for employees hired on or after January 1, 2000. Effective July 1, 2000, SCANA employees hired prior to January 1, 2000 were given the choice of remaining under the Retirement Plan's final average pay benefit formula or switching to the cash balance benefit option. All the executive officers named in the Summary Compensation Table elected to participate under the cash balance option of the plan.

         The Cash Balance Formula benefit is expressed in the form of a hypothetical account balance. Participants electing to participate under the cash balance option had an opening account balance established for them. The opening account balance was equal to the present value of the participant's June 30, 2000 accrued benefit under the final average pay formula. Participants who had 20 years of vesting service or who had 10 years of vesting service and whose age plus service equaled at least 60 were given transition credits. For these participants, the beginning account balance was determined so that projected benefits under the cash balance option approximated projected benefits under the final average pay formula at the earliest date at which unreduced benefits are payable under the plan.

         Account balances are increased monthly by interest and compensation credits. The interest rate used for accumulating account balances changes annually and is equal to the average rate for 30-year Treasuries for December of the previous calendar year. Compensation credits equal 5% of compensation under the Social Security Wage Base and 10% of compensation in excess of the Social Security Wage Base.

         In addition to its Retirement Plan for all employees, SCANA sponsors Supplemental Executive Retirement Plans ("SERPs") for certain eligible employees, including officers. A SERP is an unfunded plan that provides for benefit payments in addition to benefits payable under the qualified Retirement Plan in order to replace benefits lost in the Retirement Plan because of Internal Revenue Code maximum benefit limitations.

         The estimated annual retirement benefits payable as life annuities at age 65 under the plans, based on projected compensation (assuming increases of 4% per year), to the executive officers named in the Summary Compensation Table are as follows:
 Mr. Timmerman - $474,672; Mr. Bullwinkel - $310,524; Mr. Lorick - $305,292; Mr.
Marsh - $367,140; Mr. Arthur - $114,516; Mr. Harris - $108,192 and Mr. Byrne -
$289,992.

Termination, Severance and Change in Control Arrangements

         SCANA maintains an Executive Benefit Plan Trust. The purpose of the trust is to assist in retaining and attracting quality leadership in key SCANA positions in the current transitional environment of the utilities industry. The trust holds SCANA contributions (if made) which may be used to pay the deferred compensation benefits of certain directors, executives and other key employees of SCANA in the event of a Change in Control (as defined in the trust). The executive officers included in the Summary Compensation Table participate in all the plans listed below which are covered by the trust.

         (1) SCANA Corporation Executive Deferred Compensation Plan (2) SCANA Corporation Supplemental Executive Retirement Plan (3) SCANA Corporation Long-Term Equity Compensation Plan (4) SCANA Corporation Annual Incentive Plan
(5) SCANA Corporation Key Executive Severance Benefits Plan (6) SCANA Corporation Supplementary Key Executive Severance Benefits Plan

         The Key Executive Severance Benefits Plan and each of the plans listed under (1) through (4) provide for payment of benefits in a lump sum to the eligible participants immediately upon a Change in Control, unless the Key Executive Severance Benefits Plan is terminated prior to the Change in Control. In contrast, the Supplementary Key Executive Severance Benefits Plan is operative for a period of 24 months following a Change in Control where the Key Executive Severance Benefits Plan is inoperative because it was terminated before the Change in Control. The Supplementary Key Executive Severance Benefits Plan provides benefits in lieu of those otherwise provided under plans (1) through (4) if: (i) the participant is involuntarily terminated from employment without "Just Cause," or (ii) the participant voluntarily terminates employment for "Good Reason" (as these terms are defined in the Supplementary Key Executive Severance Benefits Plan).

         Benefit distributions relative to a Change in Control, as to which either the Key Executive Severance Benefits Plan or the Supplementary Key Executive Severance Benefits Plan is operative, include an amount equal to estimated federal, state and local income taxes and any estimated applicable excise taxes owed by the plan participants on those benefits.

         The benefit distributions under the Key Executive Severance Benefits Plan would include the following three benefits:

o An amount equal to three times the sum of: (i) the participant's annual base salary in effect as of the Change in Control and (ii) the officer's target annual incentive award in effect as of the Change in Control under the Annual Incentive Plan.

o An amount equal to the projected cost for medical, long-term disability and certain life insurance coverage for three years following the Change in Control as though the participant had continued to be a SCANA employee.

o An amount equal to the participant's Supplemental Executive Retirement Plan benefit accrued to the date of the Change in Control, increased by the present value of projected benefits that would otherwise accrue under the plan (based on the plan's actuarial assumptions) assuming that the participant remained employed until reaching age 65 and offset by the value of the participant's Retirement Plan benefit.

       Additional benefits payable upon a Change in Control where the Key Executive Severance Benefits Plan is operable are:

o A benefit distribution of all amounts credited to the participant's Executive Deferred Compensation Plan account as of the date of the Change in Control.

o A benefit distribution under the Long-Term Equity Compensation Plan equal to 100% of the targeted performance share awards for all performance periods not completed as of the date of the Change in Control, if any.

o Under the Long-Term Equity Compensation Plan, all nonqualified stock options awarded would become immediately exercisable and remain exercisable throughout their term.

o A benefit distribution under the Annual Incentive Plan equal to 100% of the target award in effect as of the date of the Change in Control.

        The benefits and their respective amounts under the Supplementary Key Executive Severance Benefits Plan would be the same except that the benefits payable with respect to the Executive Deferred Compensation Plan would be increased by the prime rate published in the Wall Street Journal most nearly preceding the date of the Change in Control, plus 3%, calculated until the end of the month preceding the month in which the benefits are distributed.

SHARE OWNERSHIP OF DIRECTORS, NOMINEES AND EXECUTIVE OFFICERS

     In general, "beneficial ownership" includes those shares a director or executive officer has the power to vote or transfer. On February 28, 2003 the directors and executive officers of SCANA and SCE&G as a group (20 and 19 persons, respectively) beneficially owned, in the aggregate, 725,463 and 662,150 shares, respectively, of SCANA Common Stock, including 467,027 and 434,229, respectively, shares subject to currently exercisable options and options that will become exercisable within 60 days (approximately 0.7% and 0.6%, respectively, of the shares outstanding and entitled to vote at SCANA's 2003 Annual Meeting of Shareholders).

     The following table lists shares beneficially owned on February 28, 2003 by each director and each person named in the Summary Compensation Table on page 21.

                                                  Amount and Nature of
                                            Beneficial  Ownership of  SCANA
 Name                                            Common Stock*(1) (2) (3) (4)(5)
--------------------------------------------------------------------------------
B. L. Amick                                               11,048
H.T. Arthur                                               51,343
J. A. Bennett                                              2,366
W. B. Bookhart, Jr.                                       22,565
G. J. Bullwinkel                                          63,313
W. C. Burkhardt                                           12,143
S. A. Byrne                                               41,814
E. T. Freeman                                              6,703
D. M. Hagood                                                 850
D. C. Harris                                              25,537
W. H. Hipp                                                 4,897
N. O. Lorick                                              69,456
K. B. Marsh                                               79,126
L. M. Miller                                               3,480
M. K. Sloan                                                4,317
H. C. Stowe
                                                           4,299
W. B. Timmerman                                          251,584
G. S. York                                                11,727

------------------------------------------------------------------------------
*Each of the above owns less than 1% of the shares outstanding.
(1) Includes shares owned by close relatives, the beneficial ownership of which is disclaimed by the director or named executive officers, as follows: Mr. Amick-480; Mr. Bookhart-6,335; and by all directors and executive officers 6,815 in total.
(2) Includes shares purchased through February 28, 2003, by the Trustee under SCANA's Stock Purchase Savings Plan. (3) Hypothetical shares acquired under the SCANA Director Compensation and Deferral Plan are not included in the above table. As of February 28, 2003, each of the following directors had acquired under the plan, the number of hypothetical shares following his or her name: Messrs. Amick-5,044; Bennett-5,715; Burkhardt-5,939; Hagood-1,988; Hipp-5,327; Sloan-5,218; Stowe-5,022 and York-5,567 and
    Ms. Miller-5,718.
(4) Includes shares subject to currently exercisable options and options that will become exercisable within 60 days in the following amounts: Messrs. Timmerman-195,208; Arthur-35,888; Bullwinkel-32,798; Lorick-52,745;
    Marsh-62,040; Byrne-35,888 and Harris- 23,830.
(5) Hypothetical shares acquired under the SCANA Executive Deferred Compensation Plan are not included in the above table. As of February 28, 2003, each of the following officers had acquired under the plan, the number of hypothetical shares following his name: Messrs. Timmerman-18,681; Arthur-2,806; Bullwinkel-4,017; Marsh-4,394; Harris-2,182; Lorick-2,531 and Byrne- 1,484.

(c) Contracts and transactions with system companies:

         During 2002, SCANA paid $63,911 (including the value of nonutility in-kind services provided by SCANA) to subsidiaries of The Liberty Corporation for advertising expenses. SCANA's management believes that these services, the majority of which were arranged through the use of an independent third-party advertising agency, were provided at competitive market rates. Mr. Hipp is Chairman and Chief Executive Officer and a director of The Liberty Corporation. It is anticipated that similar transactions will occur in the future.

(d) Indebtedness to system companies: None

(e) Participation in bonus and profit-sharing arrangements and other benefits:

REPORT ON EXECUTIVE COMPENSATION

         SCANA's executive compensation program is designed to support SCANA's overall objective of creating shareholder value by:

         o        Hiring and retaining premier executive talent;
         o Having a pay-for-performance philosophy linking rewards to corporate and business unit results; o Placing a substantial portion of pay for senior executives "at-risk" and aligning the interests of executives with the long-term interests of shareholders through equity-based compensation; and
         o Balancing elements of the compensation program to reflect SCANA's financial, customer-oriented and strategic goals.

         We believe our program performs a vital role in keeping our executives focused on SCANA's goal of enhancing shareholder value.

         A description of the program and a discussion of Mr. Timmerman's 2002 compensation follows.

Program Elements

         During 2002, executive compensation consisted primarily of three key components: base salary, short-term incentive compensation (Annual Incentive
Plan) and long-term incentive compensation (Long-Term Equity Compensation and Performance Share Plan).

         Compensation levels are established annually based on a comparison to a market, which consists of utilities of various sizes, smaller telecommunications companies and general industry. Results are adjusted through regression analysis to account for differences in company size. Some of the companies listed in the SCANA Corporation 2003 Proxy Statement under the caption "Performance Graph" are included in the market comparator group. We do not include all of the peer group utility companies in the market comparator group because we believe that SCANA's competition for executives does not include all of those companies and includes other utilities, smaller telecommunications companies and general industry companies.

         For 2002, all elements of executive compensation, with the exception of perquisites, were below the market median as adjusted for company size. The combined effect of increasing short-term incentive targets and continuing to move targeted compensation levels toward the market median has improved SCANA's position relative to the market. However, total target compensation is still below the market median.

         The specific components of SCANA's compensation program for executive officers are described more fully in the following paragraphs. Each component of the compensation package, including severance plans, insurance and other benefits, is considered in determining total compensation.

Base Salaries

         Executive salaries are reviewed annually by the Human Resources Committee. Adjustments may be made on the basis of an assessment of individual performance, relative levels of accountability, prior experience, breadth and depth of knowledge and changes in market pay practices.

Annual Incentive Plans

         SCANA's Annual Incentive Plan for its officers and officers of its subsidiaries promotes SCANA's pay-for-performance philosophy, as well as its goal of having a meaningful amount of executive pay "at-risk." Through this plan, financial incentives are provided in the form of annual cash bonuses.

         Executives eligible for this plan are assigned threshold, target and maximum bonus levels as a percentage of salary. Bonuses earned are based on the level of performance achieved. Award payouts may increase to a maximum of 1.5 times target if performance exceeds the goals established. Award payouts may decrease, generally to a minimum of one-half the target-level awards, if performance fails to meet established targets, but results are achieved at minimum or threshold levels. Awards earned based on the achievement of pre-established goals may nonetheless be decreased if the Human Resources Committee determines that actual results warrant a lower payout.

         For 2002, the Annual Incentive Plan placed equal emphasis on achieving profitability targets and meeting annual business objectives relating to such matters as efficiency, quality of service, customer satisfaction and progress toward SCANA's strategic objectives. The plan allows for an adjustment of an award based upon an evaluation of individual performance. Each award may be increased or decreased by no more than 20% based on the individual performance evaluation, but in no case may an award exceed the maximum payout of 1.5 times target.

         Due to SCANA's accomplishment of its profitability targets and meeting its annual business objectives for 2002, participants in the plan received payouts for 2002.

Long-Term Equity Compensation Plan

         The potential value of long-term incentive opportunities comprises a significant portion of the total compensation package for officers and key employees. The Long-Term Equity Compensation Plan Committee believes this approach to total compensation opportunities provides the appropriate focus for those officers and other key employees who are charged with the responsibility for managing SCANA and achieving success for its shareholders. A portion of each executive's potential compensation consists of awards under the Long-Term Equity Compensation Plan. The committee may award to eligible employees, incentive and nonqualified stock options, stock appreciation rights (either alone or in tandem with a related option), restricted stock, performance units and performance shares. Certain of these awards may be granted subject to satisfaction of specific performance goals. In 2002, awards under the Long-Term Equity Compensation Plan consisted exclusively of nonqualified stock option grants.

Nonqualified Stock Option Awards

         The nonqualified stock options granted in 2002 give officers the right to purchase shares of SCANA Common Stock at the fair market value of a share on the date the options were granted. Each option has a 10 year term and becomes exercisable in 33 1/3% increments on each of the first three anniversaries of the grant date. The purpose of stock options is to align compensation directly with increases in shareholder value. Accordingly, these options will be valuable to recipients only if the market price of SCANA's stock increases.

2002 Payouts under Performance Share Plan

         Prior to the adoption of the Long-Term Equity Compensation Plan, long-term compensation awards were made under SCANA's Performance Share Plan. The last awards under that plan were made in 2000. Under target awards made in 2000 for the 2000-2002 performance period, payouts were to occur if SCANA's total shareholder return ("TSR") was in the top two-thirds of the peer group over the period. TSR is stock price increase over the period, plus cash dividends paid during that period, divided by stock price as of the beginning of the period. The peer group includes SCANA and 61 other electric and gas utilities listed in SCANA Corporation's 2003 Proxy Statement, none of which have annual revenues of less than $100 million.

         Under the terms of the 2000 awards, executives were to earn threshold payouts of 0.4 times target at the 33rd percentile of three-year performance, target payouts at the 50th percentile and maximum payouts at 1.5 times target if SCANA's TSR was at or above the 75th percentile. No payouts were to be earned if performance was at less than the 33rd percentile.

         For the three-year performance period 2000-2002, SCANA's TSR was at the 62nd percentile of the peer group. This resulted in payouts being made a 124% of target for the period.

Policy with Respect to the $1 Million Deduction Limit

         Section 162(m) of the Internal Revenue Code establishes a limit on the deductibility of annual compensation for certain executive officers that exceeds $1,000,000. Certain performance-based compensation approved by shareholders is not subject to the deduction limit. SCANA's Long-Term Equity Compensation Plan is qualified so that most performance-based awards under that plan constitute compensation not subject to Section 162(m). To maintain flexibility in compensating executive officers in a manner designed to promote various corporate goals, the committees responsible for compensation matters have not adopted a policy that all compensation must be deductible.

2002 Compensation of Chief Executive Officer

         For 2002, Mr. Timmerman's compensation consisted of the following:

o Base salary of $761,000 derived by reference to executive pay for the market group described. The salary increase of $84,700 from $676,300 to $761,000 was based on his responsibilities as Chairman, President and Chief Executive Officer, external pay practices and the Human Resources Committee's assessment of his overall performance during the preceding year. Because this determination was subjective, no one factor was assigned a particular weighting by the committee.

o For the year 2002, Mr. Timmerman's Annual Incentive Plan target award was 75% of the control point for his salary grade. Mr. Timmerman's 2002 award was based on three factors: SCANA EPS, achievement of strategic plan objectives and the Human Resources Committee's subjective assessment of his individual performance. Performance in these factors resulted in Mr. Timmerman receiving a payout of 120% of target.

o As discussed above, SCANA's results relative to the peer group for the 2000-2002 performance period were at the 62nd percentile, resulting in a payout of 124% of target under the Performance Share Plan.

o In 2002, Mr. Timmerman's Long-Term Equity Compensation Plan target award was set at 125% of the control point for his salary grade. This resulted in a target award of 219,200 stock options. The amount of the award was determined by the Long-Term Equity Compensation Plan Committee based on Mr. Timmerman's salary, level of responsibility and competitive practices.

                                              Long-Term Equity Compensation
Human Resources Committee                     Plan Committee

W. C. Burkhardt* W. C. Burkhardt* B. L. Amick B. L. Amick W. B. Bookhart, Jr. J.
A. Bennett M. K. Sloan W. B. Bookhart, Jr. H. C. Stowe E. T. Freeman
D. M. Hagood L. M. Miller M. K. Sloan H. C. Stowe G. S. York

-----------
          *       Chairman of the Committee

Rights to indemnity.

        Directors and officers of SCANA and its wholly owned subsidiaries are insured under a directors and officers liability policy issued by AEGIS Insurance Services, Inc. The policy is for the period October 31, 2002 through October 31, 2003.

..

 ITEM 7.  CONTRIBUTIONS AND PUBLIC RELATIONS

(1) Expenditures, disbursements or payments, directly or indirectly, in money, goods or services, to or for the account of any political party, candidate for public office or holder of such office, or any committee or agent thereof.

    Recipient                                                         Amount
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    CONGRESSIONAL BLACK CAUCUS AND LEADERSHIP INSTITUTE              $50,000
    SC DEMOCRATIC PARTY BUILDING FUND                                 20,000
    SC REPUBLICAN PARTY BUILDING FUND                                 30,000


SCANA and its subsidiaries have established political action committees and have incurred, in connection with the provisions of the Federal Election Campaign Act, certain costs for the administration of such committees.

(2) Expenditures, disbursements or payments, directly or indirectly, in money, goods or services, to or for the account of any citizens group or public relations counsel.

                                                                       Account
Company   Recipient                           Purpose                  Charged     Amount
--------- ----------------------------------------------------------------------- ----------
--------- ----------------------------------------------------------------------- ----------

SCANA     RAWLE MURDY AND ASSOCIATES          PUBLIC RELATIONS           921        $30,000
SCANA     BOB MCALLISTER AND ASSOCIATES       PUBLIC RELATIONS           921         60,000
SCANA     ADVISORY BOARDS                     CITIZENS ADVISORY GROUP    821         30,000
SCANA     SC POLICY COUNCIL                   MEMBERSHIP                 426         50,000
SCANA     ALLIANCE PARTNERSHIP                SUPPORT                    921         25,000
SCANA     CENTRAL CAROLINA ECONOMIC
             DEV. ALLIANCE                    SUPPORT                    921         25,000
SCANA     CHAMPIONS FOR EDUCATION             SPONSORSHIP                921         26,000
SCANA     CITY CENTER PARTNERSHIP             CONTRIBUTION               921         29,336
SCANA     CITIZENS FOR COMMINITY IMPROVEMENT  SUPPORT                    426         25,000
SCANA     CLEMSON UNIVERSITY FOUNDATION       SUPPORT                    921         10,000
SCANA     NORTH AUGUSTA 2000                  SUPPORT                    921         10,000
SCANA     SC DEPT OF COMMERCE                 SUPPORT                    921         50,000
SCANA     SC EXPORT CONSORTIUM                SUPPORT & CIVIC ACTIVITY   921         25,000
SCANA     MISC - 55 ITEMS LESS THAN $10,000   COMMUNITY DEV. EDUC &
                                                  CIVIC ACTIVITY         921         97,010



ITEM 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS

     Part I

                                   Serving       Receiving     Compensation         Contract            In Effect at
               Transaction         Company        Company     (in Thousands)          Date           December 31, 2002
---------------------------------------------- -------------- --------------- --------------------- ---------------------
---------------------------------------------- -------------- --------------- --------------------- ---------------------
(Note)                              SCE&G          SCPC                    *         (Note)                 Yes
(Note)                              SCE&G          SEMI                    *         (Note)                 Yes
(Note)                              SCE&G          SEGA                    *         (Note)                 Yes
(Note)                              SCE&G           SCI                    *         (Note)                 Yes
(Note)                              SCE&G           PSI                    *         (Note)                 Yes
(Note)                              SCE&G          SVCI                    *         (Note)                 Yes
(Note)                               SEMI          SCE&G               2,452         (Note)                 Yes
(Note)                               SEMI          PSNC                2,697         (Note)                 Yes
(Note)                               SEMI          SCPC                    *         (Note)                 Yes
(Note)                               PSNC          SEMI                    *         (Note)                 Yes
(Note)                               PSNC          SCPC                    *         (Note)                 Yes
(Note)                               PSNC          SCE&G                   *         (Note)                 Yes
(Note)                               SCPC          SCE&G                 173         (Note)                 Yes
(Note)                               SCPC          SEMI                  162         (Note)                 Yes
(Note)                               SCPC          PSNC                    *         (Note)                 Yes
(Note)                               SCPC          SVCI                    *         (Note)                 Yes
(Note)                               SCPC           SCI                    *         (Note)                 Yes
Carolina Research Park rent         SCE&G           PSI                    *     Aug 2002-2007              Yes
Palmetto Center rent                SCE&G           SCI                  196      Jan-Dec 2002              Yes
Site leases and related operating   SCE&G           SCI                    *      Jan-Dec 2002              Yes
agreements
Leeds Avenue rent                   SCE&G          SVCI                    *   Jul 1999-Jun 2019            Yes
Service agreement                   SCE&G          SVCI                    *   Nov 2000-Oct 2003            Yes
Site lease                          GENCO           SCI                    *      Sep-Dec 2002              Yes
Dark fiber lease                     SCI           SCE&G               1,463      Jan-Dec 2002              Yes
Tower space rent                     SCI           SCE&G                   *      Jan-Dec 2002              Yes
Tower space rent                     SCI           SCPC                    *      Jan-Dec 2002              Yes
Maintenance contract                 PSI           SCE&G               4,406   Jan 1998-Sep 2005            Yes
Rental of Facility                   SDC           SCE&G                 121     Aug 2002-2007              Yes


       * Consideration is less than $100,000.

Note: SCANA Corporation system companies have agreements with each other pursuant to which the system companies reimburse each other for the full cost of services, personnel and facilities provided by another system company.

Part II

None

Part III

None

ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

None

     ITEM 10.  FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements                                                   Page No.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

SCANA Corporation Condensed Consolidating Balance Sheet                    32
South Carolina Electric & Gas Company Condensed Consolidating
  Balance Sheet                                                            38
Public Service Company of North Carolina, Incorporated Condensed
  Consolidating Balance Sheet                                               40
SCANA Energy Marketing, Inc. Condensed Consolidating Balance Sheet          43
SCANA Corporation Condensed Consolidating Statement of Operations
 and Retained Earnings                                                      44
South Carolina Electric & Gas Company Condensed Consolidating
  Statement of Income and Retained Earnings                                 49
Public Service Company of North Carolina, Incorporated Condensed
  Consolidating Statement of Operations and Retained Earnings               51
SCANA Energy Marketing, Inc. Condensed Consolidating Statement
  of Income and Retained Earnings                                           53
SCANA Corporation Consolidating Statement of Cash Flows                     54

Exhibits                                                            Page No.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

    Exhibit A                                                          57
    Exhibit B                                                          57
    Exhibit C                                                          63
    Exhibit D                                                          66
    Exhibit E                                                          71
    Exhibit F                                                          71
    Exhibit G                                                          72
    Exhibit H                                                          72



                                                           SCANA CORPORATION
                                                 CONDENSED CONSOLIDATING BALANCE SHEET
                                                           DECEMBER 31, 2002
                              (MILLIONS OF DOLLARS)


                                                                SCANA         SOUTH CAROLINA    SOUTH CAROLINA   SOUTH CAROLINA
                                                             CORPORATION      ELECTRIC & GAS      GENERATING          FUEL
                                                             CONSOLIDATED        COMPANY        COMPANY, INC.     COMPANY, INC.
ASSETS

UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION                       $5,474             $4,249             $190               $38

OTHER PROPERTY AND INVESTMENTS,
      NET OF ACCUMULATED DEPRECIATION                                   326                 25                -                 -

CURRENT ASSETS:
  CASH AND TEMPORARY INVESTMENTS                                        397                115                -                 -
  OTHER CURRENT ASSETS                                                  763                321               22                61
      TOTAL CURRENT ASSETS                                            1,160                436               22                61

DEFERRED DEBITS                                                         794                743                9                 -

        TOTAL                                                        $7,754             $5,453             $221               $99



CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY (DEFICIT)                                            $2,177             $1,966              $45                $-
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)                                                       106                106                -                 -
      TOTAL STOCKHOLDERS' INVESTMENT                                  2,283              2,072               45                 -
PREFERRED STOCK (SUBJECT  TO PURCHASE OR
   SINKING  FUNDS)                                                        9                  9                -                 -
TRUST-PREFERRED SECURITIES                                               50                 50                -                 -
LONG-TERM DEBT, NET                                                   2,834              1,534               70                 -
      TOTAL CAPITALIZATION (DEFICIT)                                  5,176              3,665              115                 -

CURRENT LIABILITIES                                                   1,239                646               56               101

 DEFERRED CREDITS                                                     1,339              1,142               50               (2)

        TOTAL                                                        $7,754             $5,453             $221               $99









                                                           SCANA CORPORATION
                                                 CONDENSED CONSOLIDATING BALANCE SHEET
                                                           DECEMBER 31, 2002
                              (MILLIONS OF DOLLARS)

                                                                              SCG           SCANA             SCANA
                                                          SOUTH CAROLINA   PIPELINE,     DEVELOPMENT     COMMUNICATIONS,
                                                          PIPELINE CORP.      INC.       CORPORATION           INC.
ASSETS

UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION                        $204         $6                $-                 $-

OTHER PROPERTY AND INVESTMENTS,
      NET OF ACCUMULATED DEPRECIATION                                    -          -                 3                196

CURRENT ASSETS:
  CASH AND TEMPORARY INVESTMENTS                                         3          -                 1                193
  OTHER CURRENT ASSETS                                                  91          -                 -                  2
      TOTAL CURRENT ASSETS                                              94          -                 1                195

DEFERRED DEBITS                                                         15          -                 3                  -

        TOTAL                                                         $313         $6                $7               $391



CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY (DEFICIT)                                             $110         $-                $3               $203
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)                                                        -          -                 -                  -
    TOTAL STOCKHOLDERS' INVESTMENT                                     110          -                 3                203
PREFERRED STOCK (SUBJECT TO  PURCHASE
   OR SINKING FUNDS)                                                     -          -                 -                  -
TRUST-PREFERRED SECURITIES                                               -          -                 -                  -
LONG-TERM DEBT, NET                                                     38          -                 -                  -
      TOTAL CAPITALIZATION (DEFICIT)                                   148          -                 3                203

CURRENT LIABILITIES                                                    125          6                 4                206

 DEFERRED CREDITS                                                       40          -                 -               (18)

        TOTAL                                                         $313         $6                $7               $391









                                                           SCANA CORPORATION
                                                 CONDENSED CONSOLIDATING BALANCE SHEET
                                                           DECEMBER 31, 2002
                              (MILLIONS OF DOLLARS)



                                                            PRIMESOUTH,       SCANA ENERGY        SCANA
ASSETS                                                         INC.         MARKETING, INC.     RESOURCES

UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION                          $-                 $-            $-

OTHER PROPERTY AND INVESTMENTS,
      NET OF ACCUMULATED DEPRECIATION                                   11                  8             -

CURRENT ASSETS:
  CASH AND TEMPORARY INVESTMENTS                                         3                 19             -
  OTHER CURRENT ASSETS                                                   6                146             1
      TOTAL CURRENT ASSETS                                               9                165             1

DEFERRED DEBITS                                                          -                  1             -

        TOTAL                                                          $20               $174            $1



CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY (DEFICIT)                                              $10               $(8)            $1
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)                                                        -                  -             -
    TOTAL STOCKHOLDERS' INVESTMENT                                      10                (8)             1
PREFERRED STOCK (SUBJECT  TO PURCHASE OR
   SINKING FUNDS)                                                        -                  -             -
TRUST-PREFERRED SECURITIES                                               -                  -             -
LONG-TERM DEBT, NET                                                      -                  -             -
      TOTAL CAPITALIZATION (DEFICIT)                                    10                (8)             1

CURRENT LIABILITIES                                                      8                182             -

 DEFERRED CREDITS                                                        2                  -             -

        TOTAL                                                          $20               $174            $1














                                                           SCANA CORPORATION
                                                 CONDENSED CONSOLIDATING BALANCE SHEET
                                                           DECEMBER 31, 2002
                              (MILLIONS OF DOLLARS)

                                                                 SCANA                              SCANA
                                                                PROPANE                            PROPANE           SCANA
                                                               GAS, INC.    SERVICECARE, INC.   SERVICES, INC     CORPORATION
ASSETS

UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION                          $-                  $-              $-                $-

OTHER PROPERTY AND INVESTMENTS,
      NET OF ACCUMULATED DEPRECIATION                                    -                   -               -             3,269

CURRENT ASSETS:
  CASH AND TEMPORARY INVESTMENTS                                         -                   2
                                                                                                             -                60
  OTHER CURRENT ASSETS                                                   -                   2
                                                                                                             -                56
      TOTAL CURRENT ASSETS                                               -                   4
                                                                                                             -               116

DEFERRED DEBITS                                                          -                   -
                                                                                                             -                15

        TOTAL                                                           $-                  $4              $-            $3,400


CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY (DEFICIT)                                               $-                  $1              $-            $2,177
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)                                                        -                   -               -                 -
    TOTAL STOCKHOLDERS' INVESTMENT                                       -                   1
                                                                                                             -             2,177
PREFERRED STOCK (SUBJECT  TO PURCHASE OR
   SINKING FUNDS)                                                        -                   -               -                 -
TRUST-PREFERRED SECURITIES                                               -                   -               -                 -
LONG-TERM DEBT, NET                                                      -                   -               -
                                                                                                                             930
      TOTAL CAPITALIZATION (DEFICIT)                                     -                   1
                                                                                                             -             3,107

CURRENT LIABILITIES                                                      -                   2
                                                                                                             -               276

 DEFERRED CREDITS                                                        -                   1
                                                                                                             -                17

        TOTAL                                                           $-                  $4              $-
                                                                                                                          $3,400









                                                           SCANA CORPORATION
                                                 CONDENSED CONSOLIDATING BALANCE SHEET
                                                           DECEMBER 31, 2002
                              (MILLIONS OF DOLLARS)

                                                                                  PUBLIC SERVICE
                                                                                 COMPANY OF NORTH
                                                                 SCANA               CAROLINA,
ASSETS                                                       SERVICES, INC.        INCORPORATED             ELIMINATIONS

UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION                             $-                    $787                        $-

OTHER PROPERTY AND INVESTMENTS,
      NET OF ACCUMULATED DEPRECIATION
                                                                           41                      28                   (3,255)

CURRENT ASSETS:
  CASH AND TEMPORARY INVESTMENTS
                                                                            -                       1                         -
  OTHER CURRENT ASSETS
                                                                           49                     164                     (158)
      TOTAL CURRENT ASSETS
                                                                           49                     165                     (158)

DEFERRED DEBITS
                                                                            2                      41                      (35)

        TOTAL
                                                                          $92                  $1,021                  $(3,448)



CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY (DEFICIT)                                                                        $487
                                                                           $6                                          $(2,824)
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)                                                           -                       -                         -
    TOTAL STOCKHOLDERS' INVESTMENT
                                                                            6                     487                   (2,824)
PREFERRED STOCK (SUBJECT TO PURCHASE OR SINKING FUNDS)                      -                       -                         -
TRUST-PREFERRED SECURITIES                                                  -                       -                         -
LONG-TERM DEBT, NET
                                                                            1                     286                      (25)
      TOTAL CAPITALIZATION (DEFICIT)
                                                                            7                     773                   (2,849)

CURRENT LIABILITIES
                                                                           67                     124                     (564)

 DEFERRED CREDITS
                                                                           18                     124                      (35)

        TOTAL                                                                                  $1,021
                                                                          $92                                          $(3,448)














                                                 SOUTH CAROLINA ELECTRIC & GAS COMPANY
                                                 CONDENSED CONSOLIDATING BALANCE SHEET
                                                           DECEMBER 31, 2002
                              (MILLIONS OF DOLLARS)

                                                          SOUTH CAROLINA      SOUTH CAROLINA
                                                          ELECTRIC & GAS      ELECTRIC & GAS      SOUTH CAROLINA
                                                              COMPANY            COMPANY               FUEL
ASSETS                                                         10-K            CONSOLIDATED       COMPANY, INC.     ELIMINATIONS

UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION                      $4,287               $4,249                $38              $-

OTHER PROPERTY AND INVESTMENTS,
      NET OF ACCUMULATED DEPRECIATION                                   25                   25                  -               -

CURRENT ASSETS:
  CASH AND TEMPORARY INVESTMENTS                                       115                  115                  -               -
  OTHER CURRENT ASSETS                                                 382                  321                 61               -
      TOTAL CURRENT ASSETS                                             497                  436                 61               -

DEFERRED DEBITS                                                        743                  743                  -               -

        TOTAL                                                       $5,552               $5,453                $99              $-


CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                                     $1,966               $1,966                 $-              $-
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)                                                      106                  106                  -               -
    TOTAL STOCKHOLDERS' INVESTMENT                                   2,072                2,072                  -               -
PREFERRED STOCK (SUBJECT TO PURCHASE OR
  SINKING FUNDS)                                                         9                    9                  -               -
TRUST-PREFERRED SECURITIES                                              50                   50                  -               -
LONG-TERM DEBT, NET                                                  1,534                1,534                  -               -
      TOTAL CAPITALIZATION                                           3,665                3,665                  -               -

CURRENT LIABILITIES                                                    747                  646                101               -

 DEFERRED CREDITS                                                    1,140                1,142                (2)               -

        TOTAL                                                       $5,552               $5,453                $99              $-












                                                 SOUTH CAROLINA ELECTRIC & GAS COMPANY
                                                 CONDENSED CONSOLIDATING BALANCE SHEET
                                                           DECEMBER 31, 2002
                              (MILLIONS OF DOLLARS)

                                                              SOUTH CAROLINA
                                                              ELECTRIC & GAS     SOUTH CAROLINA
                                                                  COMPANY        ELECTRIC & GAS       SCE&G
ASSETS                                                         CONSOLIDATED         COMPANY          TRUST 1        ELIMINATIONS

UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION                          $4,249             $4,249             $-                 $-

OTHER PROPERTY AND INVESTMENTS,
      NET OF ACCUMULATED DEPRECIATION                                       25                 27             51
                                                                                                                               (53)

CURRENT ASSETS:
  CASH AND TEMPORARY INVESTMENTS                                           115                115              -
                                                                                                                                  -
  OTHER CURRENT ASSETS                                                     321                321              -
                                                                                                                                  -
      TOTAL CURRENT ASSETS                                                 436                436              -
                                                                                                                                  -

DEFERRED DEBITS                                                            743                743              -
                                                                                                                                  -

        TOTAL                                                           $5,453             $5,455            $51              $(53)




CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                                         $1,966             $1,966             $1
                                                                                                                               $(1)
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)                                                          106                106              -                  -
    TOTAL STOCKHOLDERS' INVESTMENT                                       2,072              2,072              1
                                                                                                                                (1)
PREFERRED STOCK (SUBJECT TO PURCHASE OR SINKING FUNDS)                       9                  9              -                  -
TRUST-PREFERRED SECURITIES                                                  50                  -             50                  -
LONG-TERM DEBT, NET                                                      1,534              1,586              -
                                                                                                                               (52)
      TOTAL CAPITALIZATION                                               3,665              3,667             51
                                                                                                                               (53)

CURRENT LIABILITIES                                                        646                646              -                  -

 DEFERRED CREDITS                                                        1,142              1,142              -
                                                                                                                                  -

        TOTAL                                                           $5,453             $5,455            $51
                                                                                                                              $(53)








                                        PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED
                                                 CONDENSED CONSOLIDATING BALANCE SHEET
                                                           DECEMBER 31, 2002
                              (MILLIONS OF DOLLARS)

                                                                 PUBLIC SERVICE     PUBLIC SERVICE
                                                                   COMPANY OF         COMPANY OF
                                                                     NORTH               NORTH
                                                                   CAROLINA,           CAROLINA,
                                                                  INCORPORATED       INCORPORATED
                                                                      10-K           CONSOLIDATED        RECLASSIFICATIONS

ASSETS

UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION                               $787                $787                      $-

OTHER PROPERTY AND INVESTMENTS,
      NET OF ACCUMULATED DEPRECIATION                                          28                  28                       -

CURRENT ASSETS:
  CASH AND TEMPORARY INVESTMENTS                                                1                   1
                                                                                                      -
  OTHER CURRENT ASSETS                                                        167                 164                       3
      TOTAL CURRENT ASSETS                                                    168                 165                       3

DEFERRED DEBITS                                                                41                  41                       -

        TOTAL                                                              $1,024              $1,021                      $3



CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                                              $487                $487                      $-
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)
    TOTAL STOCKHOLDERS' INVESTMENT                                            487                 487                       -
PREFERRED STOCK (SUBJECT TO PURCHASE OR SINKING FUNDS)
TRUST-PREFERRED SECURITIES
LONG-TERM DEBT, NET                                                           286                 286                       -
      TOTAL CAPITALIZATION                                                    773                 773                       -

CURRENT LIABILITIES                                                           127                 124                       3

 DEFERRED CREDITS                                                             124                 124                       -

        TOTAL                                                              $1,024              $1,021                      $3








                                        PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED
                                                 CONDENSED CONSOLIDATING BALANCE SHEET
                                                           DECEMBER 31, 2002
                              (MILLIONS OF DOLLARS)

                                                                      PUBLIC SERVICE
                                                                        COMPANY OF        PUBLIC SERVICE
                                                                          NORTH             COMPANY OF
                                                                        CAROLINA,              NORTH
                                                                       INCORPORATED          CAROLINA,              BLUE
                                                                       CONSOLIDATED        INCORPORATED             RIDGE


ASSETS

UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION                                    $787                  $787                  $-

OTHER PROPERTY AND INVESTMENTS,
      NET OF ACCUMULATED DEPRECIATION                                               28                    24                   8

CURRENT ASSETS:
  CASH AND TEMPORARY INVESTMENTS                                                     1                     1                   -
  OTHER CURRENT ASSETS                                                             164                   164                   -
      TOTAL CURRENT ASSETS                                                         165                   165                   -

DEFERRED DEBITS                                                                     41                    41                   -

        TOTAL                                                                   $1,021                $1,017                  $8



CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                                                   $487                  $487                  $3
    TOTAL STOCKHOLDERS' INVESTMENT                                                 487                   487                   3
LONG-TERM DEBT, NET                                                                286                   286                   3
      TOTAL CAPITALIZATION                                                         773                   773                   6

CURRENT LIABILITIES                                                                124                   122                   1

 DEFERRED CREDITS                                                                  124                   122                   1

        TOTAL                                                                   $1,021                $1,017                  $8











                                        PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED
                                                 CONDENSED CONSOLIDATING BALANCE SHEET
                                                           DECEMBER 31, 2002
                              (MILLIONS OF DOLLARS)

                                                                      CLEAN             PSNC
                                                                     ENERGY           CARDINAL         ELIMINATIONS


ASSETS

UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION                                 $-                $-                  $-

OTHER PROPERTY AND INVESTMENTS,
      NET OF ACCUMULATED DEPRECIATION                                           -                19
                                                                                                                   (23)

CURRENT ASSETS:
  CASH AND TEMPORARY INVESTMENTS                                                -                 -
                                                                                                                      -
  OTHER CURRENT ASSETS                                                          -                 -
                                                                                                                      -
      TOTAL CURRENT ASSETS                                                      -                 -                   -

DEFERRED DEBITS                                                                 -                 -
                                                                                                                      -

        TOTAL                                                                  $-               $19               $(23)



CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                                                $-                $7               $(10)
    TOTAL STOCKHOLDERS' INVESTMENT                                              -                 7                (10)
LONG-TERM DEBT, NET                                                             -                10                (13)
      TOTAL CAPITALIZATION                                                      -                17                (23)

CURRENT LIABILITIES                                                             -                 1
                                                                                                                      -

 DEFERRED CREDITS                                                               -                 1
                                                                                                                      -

        TOTAL                                                                  $-               $19               $(23)





                                                     SCANA ENERGY MARKETING, INC.
                                                 CONDENSED CONSOLIDATING BALANCE SHEET
                                                 FOR THE YEAR ENDED DECEMBER 31, 2002
                                                         (MILLIONS OF DOLLARS)

                                      SCANA
                                                             ENERGY           SCANA                        SCANA
                                                           MARKETING,        ENERGY           PSNC         ENERGY
                                                              INC. MARKETING,
                                                          PRODUCTION TRADING,
                                                          CONSOLIDATED INC.
                                                          CORPORATION LLC
                                                          ELIMINATIONS

ASSETS:

UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION

OTHER PROPERTY AND INVESTMENTS, NET OF
   ACCUMULATED DEPRECIATION                                            8               8               -          -               -

CURRENT ASSETS:
CASH AND TEMPORARY INVESTMENTS                                        19               7              12          -               -
OTHER CURRENT ASSETS                                                 146             142              20          -            (16)
  TOTAL CURRENT ASSETS                                               165             149              32          -            (16)

DEFERRED DEBITS                                                        1               1               -          -               -

  TOTAL                                                              174             158              32          -            (16)

CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMUNITY EQUITY                                                   (8)             (8)              16          -            (16)
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
    SINKING FUNDS)
  TOTAL STOCKHOLDERS' INVESTMENT                                     (8)             (8)              16          -            (16)
  PREFERRED STOCK (SUBJECT TO PURCHASE OR
    SINKING FUNDS
  TRUST PREFERRED SECURITIES
  LONG-TERM DEBT, NET
  TOTAL CAPITALIZATION                                               (8)             (8)              16          -            (16)

CURRENT LIABILITIES                                                  182             166              16          -               -

DEFERRED CREDITS                                                       -               -               -          -               -

  TOTAL                                                              174             158              32          -            (16)




                                                           SCANA CORPORATION
                                 CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS AND RETAINED EARNINGS
                                                 FOR THE YEAR ENDED DECEMBER 31, 2002
                                                         (MILLIONS OF DOLLARS)


                                                                              SOUTH CAROLINA
                                                                 SCANA        ELECTRIC & GAS      SOUTH CAROLINA      SOUTH CAROLINA
                                                              CORPORATION         COMPANY           GENERATING             FUEL
                                                             CONSOLIDATED      CONSOLIDATED        COMPANY, INC.       COMPANY, INC.

OPERATING REVENUES                                                   $2,954              $1,683                $109         $216

OPERATING EXPENSES:
  OPERATING EXPENSES                                                  2,220               1,095                  87          214
  DEPRECIATION AND AMORTIZATION                                         220                 171                   8            -
    TOTAL OPERATING EXPENSES                                          2,440               1,266                  95          214

OPERATING INCOME                                                        514                 417                  14            2

OTHER INCOME (LOSS)                                                   (180)                  37                   -            -

INCOME (LOSS) BEFORE INTEREST CHARGES, INCOME
  TAXES AND PREFERRED STOCK DIVIDENDS                                   334                 454                  14            2

INTEREST CHARGES, NET                                                   199                 118                   6            2

INCOME (LOSS) BEFORE INCOME TAXES AND MANDATORILY
 REDEEMABLE PREFERRED SECURITIES                                        135                 336                   8            -

INCOME TAX EXPENSE (BENEFIT)                                             36                 113                   3            -

INCOME (LOSS) BEFORE MANDATORILY REDEEMABLE
 PREFERRED SECURITIES                                                    99                 223                   5            -

PREFERRED DIVIDEND REQUIREMENT OF COMPANY
--OBLIGATED MANDATORILY REDEEMABLE
PREFERRED SECURITIES                                                      4                   4                   -            -

PREFERRED STOCK CASH DIVIDENDS                                            7                   7                   -            -

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF
  ACCOUNTING CHANGE                                                      88                 212                   5            -

CUMULATIVE EFFECT OF ACCOUNTING CHANGE                                (230)                   -                   -            -

NET INCOME (LOSS)                                                     (142)                 212                   5            -

RETAINED EARNINGS (ACCUMULATED DEFICIT)
  AT BEGINNING OF YEAR                                                1,264                 709                  21            -
COMMON STOCK CASH DIVIDENDS DECLARED                                  (138)               (153)                 (4)            -
OTHER                                                                     -                   -                   -            -
RETAINED EARNINGS (ACCUMULATED DEFICIT)
  AT END OF YEAR                                                        984                 768                  22            -

NET INCOME (LOSS)                                                     (142)
WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING (MILLIONS)                                       106
EARNINGS (LOSS) PER SHARE OF COMMON STOCK                           $(1.34)






                                                           SCANA CORPORATION
                                 CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS AND RETAINED EARNINGS
                                                 FOR THE YEAR ENDED DECEMBER 31, 2002
                                                         (MILLIONS OF DOLLARS)

                                                    SOUTH CAROLINA        SCG         SCANA           SCANA
                                                    PIPELINE CORP.     PIPELINE,   DEVELOPMENT   COMMUNICATIONS,  PRIMESOUTH, INC.
                                                     CONSOLIDATED        INC.      CORPORATION         INC.         CONSOLIDATED



OPERATING REVENUES                                                  $479          $-             $-                   $-        $-

OPERATING EXPENSES:
  OPERATING EXPENSES                                                 467           -              -                    -         -
  DEPRECIATION AND AMORTIZATION                                        6           -              -                    -         -
    TOTAL OPERATING EXPENSES                                         473           -              -                    -         -

OPERATING INCOME                                                       6           -              -                    -         -

OTHER INCOME (LOSS)                                                    2           -              -                (234)        11

INCOME (LOSS) BEFORE  INTEREST CHARGES, INCOME
  TAXES AND PREFERRED STOCK DIVIDENDS                                  8           -              -                (234)        11

INTEREST CHARGES, NET                                                  5           -              -                   11         -

INCOME (LOSS) BEFORE INCOME TAXES AND
 MANDATORILY REDEEMABLE PREFERRED
 SECURITIES                                                            3           -              -                (245)        11

INCOME TAX EXPENSE (BENEFIT)                                           -           -              -                 (85)         4

INCOME (LOSS) BEFORE MANDATORILY REDEEMABLE
 PREFERRED SECURITIES                                                  3           -              -                (160)         7

PREFERRED DIVIDEND REQUIREMENT OF COMPANY
--OBLIGATED MANDATORILY REDEEMABLE
PREFERRED SECURITIES                                                   -           -              -                    -         -

PREFERRED STOCK CASH DIVIDENDS                                         -           -              -                    -         -

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF
 ACCOUNTING CHANGE                                                     3           -              -                (160)         7

CUMULATIVE EFFECT OF ACCOUNTING CHANGE                                 -           -              -                    -         -

NET INCOME (LOSS)                                                      3           -              -                (160)         7

RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT BEGINNING OF YEAR                                               55           -            (1)                  328       (6)
COMMON STOCK CASH DIVIDENDS DECLARED                                 (5)           -              -                 (10)       (1)
OTHER                                                                  -           -              -                    -         -
RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT END OF YEAR                                                     53           -            (1)                  158         -






                                                           SCANA CORPORATION
                                 CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS AND RETAINED EARNINGS
                                                 FOR THE YEAR ENDED DECEMBER 31, 2002
                                                         (MILLIONS OF DOLLARS)

                                                                                                        SCANA
                                                               SCANA ENERGY          SCANA            PETROLEUM
                                                              MARKETING INC.       RESOURCES       RESOURCES, INC.


OPERATING REVENUES                                                        $696                $-                   $-

OPERATING EXPENSES:
  OPERATING EXPENSES                                                       672                 -                    -
  DEPRECIATION AND AMORTIZATION                                              1                 -                    -
    TOTAL OPERATING EXPENSES                                               673                 -                    -

OPERATING INCOME                                                            23                 -                    -

OTHER INCOME (LOSS)                                                          -                 -                  (1)

INCOME BEFORE INTEREST CHARGES, INCOME
  TAXES AND PREFERRED STOCK DIVIDENDS                                       23                 -                  (1)

INTEREST CHARGES, NET                                                        4                 -                    -

INCOME (LOSS) BEFORE INCOME TAXES AND MANDATORILY
 REDEEMABLE PREFERRED SECURITIES                                            19                 -                  (1)

INCOME TAX EXPENSE                                                           5                 -                    -

INCOME (LOSS) BEFORE MANDATORILY REDEEMABLE
 PREFERRED SECURITIES                                                       14                 -                  (1)

PREFERRED DIVIDEND REQUIREMENT OF COMPANY
--OBLIGATED MANDATORILY REDEEMABLE
PREFERRED SECURITIES                                                         -                 -                    -

PREFERRED STOCK CASH DIVIDENDS                                               -                 -                    -

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF
 ACCOUNTING CHANGE                                                          14                 -                  (1)

CUMULATIVE EFFECT OF ACCOUNTING CHANGE                                       -                 -                    -

NET INCOME                                                                  14                 -                  (1)

RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT BEGINNING OF YEAR                                                   (59)               (5)                 (94)
COMMON STOCK CASH DIVIDENDS DECLARED                                         -                 -                    -
OTHER                                                                        -                 -                    -
RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT END OF YEAR                                                         (45)               (5)                 (95)








                                                           SCANA CORPORATION
                                 CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS AND RETAINED EARNINGS
                                                 FOR THE YEAR ENDED DECEMBER 31, 2002
                                                         (MILLIONS OF DOLLARS)


                                                               SERVICECARE,      SCANA PROPANE          SCANA              SCANA
                                                                   INC.          STORAGE, INC.       CORPORATION      SERVICES, INC.


OPERATING REVENUES                                                         $-                  $-                $-           $282

OPERATING EXPENSES:
  OPERATING EXPENSES                                                        -                   -                 -            272
  DEPRECIATION AND AMORTIZATION                                             -                   -                 -              4
    TOTAL OPERATING EXPENSES                                                -                   -                 -            276

OPERATING INCOME                                                            -                   -                 -              6

OTHER INCOME (LOSS)                                                         3                   -             (103)            (3)

INCOME BEFORE INTEREST CHARGES, INCOME
  TAXES AND PREFERRED STOCK DIVIDENDS                                       3                   -             (103)              3

INTEREST CHARGES, NET                                                       -                   -                57              3

INCOME (LOSS)  BEFORE INCOME TAXES AND MANDATORILY
 REDEEMABLE PREFERRED SECURITIES                                            3                   -             (160)              -

INCOME TAX EXPENSE (BENEFIT)                                                1                   -              (18)              -

INCOME (LOSS) BEFORE MANDATORILY REDEEMABLE
 PREFERRED SECURITIES                                                       2                   -             (142)              -

PREFERRED DIVIDEND REQUIREMENT OF COMPANY
--OBLIGATED MANDATORILY REDEEMABLE
PREFERRED SECURITIES                                                        -                   -                 -              -

PREFERRED STOCK CASH DIVIDENDS                                              -                   -                 -              -

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF
 ACCOUNTING CHANGE                                                          2                   -             (142)              -

CUMULATIVE EFFECT OF ACCOUNTING CHANGE                                      -                   -                 -              -

NET INCOME (LOSS)                                                           2                   -             (142)              -

RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT BEGINNING OF YEAR                                                   (5)                   -             1,264              -
COMMON STOCK CASH DIVIDENDS DECLARED                                      (3)                   -             (138)              -
OTHER                                                                       -                   -                 -              -
RETAINED EARNINGS (ACCUMULATED DEFICIT)
  AT END OF YEAR                                                          (6)                   -               984              -








                                                           SCANA CORPORATION
                                 CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS AND RETAINED EARNINGS
                                                 FOR THE YEAR ENDED DECEMBER 31, 2002
                                                         (MILLIONS OF DOLLARS)

                                                              PUBLIC SERVICE
                                                             COMPANY OF NORTH
                                                          CAROLINA, INCORPORATED           ELIMINATIONS


OPERATING REVENUES                                                              $356                   $(867)

OPERATING EXPENSES:
  OPERATING EXPENSES                                                             267                    (854)
  DEPRECIATION AND AMORTIZATION                                                   35                      (5)
    TOTAL OPERATING EXPENSES                                                     302                    (859)

OPERATING INCOME                                                                  54                      (8)

OTHER INCOME                                                                       3                      105

INCOME BEFORE INTEREST CHARGES, INCOME
  TAXES AND PREFERRED STOCK DIVIDENDS                                             57                       97

INTEREST CHARGES, NET                                                             21                     (28)

INCOME BEFORE INCOME TAXES AND MANDATORILY
 REDEEMABLE PREFERRED SECURITIES                                                  36                      125

INCOME TAX EXPENSE                                                                13                        -

INCOME BEFORE MANDATORILY REDEEMABLE
 PREFERRED SECURITIES                                                             23                      125

PREFERRED DIVIDEND REQUIREMENT OF COMPANY
--OBLIGATED MANDATORILY REDEEMABLE
PREFERRED SECURITIES                                                               -                        -

PREFERRED STOCK CASH DIVIDENDS                                                     -                        -

INCOME BEFORE CUMULATIVE EFFECT OF
 ACCOUNTING CHANGE                                                                23                      125

CUMULATIVE EFFECT OF ACCOUNTING CHANGE                                         (230)                        -

NET INCOME (LOSS)                                                              (207)                      125

RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT BEGINNING OF YEAR                                                            9                    (952)
COMMON STOCK CASH DIVIDENDS DECLARED                                               -                      176
OTHER                                                                              -                        -
RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT END OF YEAR                                                              (198)                    (651)






                                                 SOUTH CAROLINA ELECTRIC & GAS COMPANY
                                   CONDENSED CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                                 FOR THE YEAR ENDED DECEMBER 31, 2002
                                                         (MILLIONS OF DOLLARS)


                                                        SOUTH CAROLINA      SOUTH CAROLINA
                                                        ELECTRIC & GAS      ELECTRIC & GAS      SOUTH CAROLINA
                                                            COMPANY             COMPANY              FUEL
                                                             10-K         CONSOLIDATED          COMPANY, INC.      ELIMINATIONS


OPERATING REVENUES                                                 $1,683              $1,683               $216            $(216)

OPERATING EXPENSES:
  OPERATING EXPENSES                                                1,095               1,095                214             (214)
  DEPRECIATION AND AMORTIZATION                                       171                 171                  -                 -
    TOTAL OPERATING EXPENSES                                        1,266               1,266                214             (214)

OPERATING INCOME                                                      417                 417                  2               (2)

OTHER INCOME                                                           37                  37                  -                 -

INCOME (LOSS) BEFORE INTEREST CHARGES, INCOME
  TAXES AND PREFERRED STOCK DIVIDENDS                                 454                 454                  2               (2)

INTEREST CHARGES, NET                                                 118                 118                  2               (2)

INCOME BEFORE INCOME TAXES AND MANDATORILY
 REDEEMABLE PREFERRED SECURITIES                                      336                 336                  -                 -

INCOME TAXES                                                          113                 113                  -                 -

INCOME BEFORE MANDATORILY REDEEMABLE
 PREFERRED SECURITIES                                                 223                 223                  -                 -

PREFERRED DIVIDEND REQUIREMENT OF COMPANY
--OBLIGATED MANDATORILY REDEEMABLE
PREFERRED SECURITIES                                                    4                   4                  -                 -

PREFERRED STOCK CASH DIVIDENDS                                          7                   7                  -                 -

NET INCOME                                                            212                 212                  -                 -

RETAINED EARNINGS AT BEGINNING OF YEAR                                709                 709                  -                 -
COMMON STOCK CASH DIVIDENDS DECLARED                                (153)               (153)                  -                 -
OTHER                                                                   -                   -                  -                 -
RETAINED EARNINGS AT END OF YEAR                                      768                 768                  -                 -












                                                 SOUTH CAROLINA ELECTRIC & GAS COMPANY
                                   CONDENSED CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                                 FOR THE YEAR ENDED DECEMBER 31, 2002
                                                         (MILLIONS OF DOLLARS)

                                 SOUTH CAROLINA
                                                         ELECTRIC & GAS      SOUTH CAROLINA
                                                            COMPANY          ELECTRIC & GAS         SCE&G
                                                          CONSOLIDATED           COMPANY           TRUST 1         ELIMINATIONS



OPERATING REVENUES                                                  $1,683              $1,683               $-                 $-

OPERATING EXPENSES:
  OPERATING EXPENSES                                                 1,095               1,095                -                  -
  DEPRECIATION AND AMORTIZATION                                        171                 171                -                  -
    TOTAL OPERATING EXPENSES                                         1,266               1,266                -                  -

OPERATING INCOME                                                       417                 417                -                  -

OTHER INCOME (LOSS)                                                     37                  38                4                (5)

INCOME (LOSS) BEFORE INTEREST CHARGES, INCOME
  TAXES AND PREFERRED STOCK DIVIDENDS                                  454                 455                4                (5)

INTEREST CHARGES, NET                                                  118                 123                -                (5)

INCOME BEFORE INCOME TAXES AND MANDATORILY
 REDEEMABLE PREFERRED SECURITIES                                       336                 332                4                  -

INCOME TAXES                                                           113                 113                -                  -

INCOME BEFORE MANDATORILY REDEEMABLE
 PREFERRED SECURITIES                                                  223                 219                4                  -

PREFERRED DIVIDEND REQUIREMENT OF COMPANY
--OBLIGATED MANDATORILY REDEEMABLE
PREFERRED SECURITIES                                                     4                   -                4                  -

PREFERRED STOCK CASH DIVIDENDS                                           7                   7                -                  -

NET INCOME                                                             212                 212                -                  -

RETAINED EARNINGS AT BEGINNING OF YEAR                                 709                   -                -                  -
COMMON STOCK CASH DIVIDENDS DECLARED                                 (153)                   -                -                  -
OTHER                                                                    -                   -                -                  -
RETAINED EARNINGS AT END OF YEAR                                       768                   -                -                  -









                                        PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED
                                 CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS AND RETAINED EARNINGS
                                                 FOR THE YEAR ENDED DECEMBER 31, 2002
                                                         (MILLIONS OF DOLLARS)

                                                           10-K
                                 PUBLIC SERVICE
                            COMPANY OF PUBLIC SERVICE
                                                          NORTH            COMPANY OF
                                                        CAROLINA,             NORTH
                                                       INCORPORATED         CAROLINA,          BLUE
                                                       CONSOLIDATED       INCORPORATED        RIDGE

OPERATING REVENUES                                                $356                $356           $-

OPERATING EXPENSES:
  OPERATING EXPENSES                                               267                 267            -
  DEPRECIATION AND AMORTIZATION                                     35                  35            -
    TOTAL OPERATING EXPENSES                                       302                 302            -

OPERATING INCOME                                                    54                  54            -

OTHER INCOME (LOSS)                                                  3                 (1)            1

INCOME BEFORE INTEREST CHARGES AND
  INCOME TAXES                                                      57                  53            1

INTEREST CHARGES, NET                                               21                  21            -

INCOME BEFORE INCOME TAXES                                          36                  32            1

INCOME TAXES                                                        13                  12            -

INCOME BEFORE CUMULATIVE EFFECT OF
  ACCOUNTING CHANGE                                                 23                  20            1

CUMULATIVE EFFECT OF ACCOUNTING CHANGE                           (230)               (230)            -

NET INCOME (LOSS)                                                (207)               (210)            1

RETAINED EARNINGS
   AT BEGINNING OF YEAR                                              9                   9            3
COMMON STOCK CASH DIVIDENDS DECLARED                                 -                   -            -
OTHER                                                                -                   -            -
RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT END OF YEAR                                                (198)               (201)            4









                                        PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED
                                 CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS AND RETAINED EARNINGS
                                                 FOR THE YEAR ENDED DECEMBER 31, 2002
                                                         (MILLIONS OF DOLLARS)

                                                          CLEAN               PSNC
                                                         ENERGY             CARDINAL          ELIMINATIONS


OPERATING REVENUES                                                  $-                  $-                  $-

OPERATING EXPENSES:
  OPERATING EXPENSES                                                 -                   -                   -
  DEPRECIATION AND AMORTIZATION                                      -                   -                   -
    TOTAL OPERATING EXPENSES                                         -                   -                   -

OPERATING INCOME                                                     -                   -                   -

OTHER INCOME                                                         -                   3                   -

INCOME BEFORE INTEREST CHARGES
 AND INCOME  TAXES                                                   -                   3                   -

INTEREST CHARGES, NET                                                -                   -                   -


INCOME BEFORE INCOME TAXES                                           -                   3                   -

INCOME TAXES                                                         -                   1                   -

INCOME BEFORE CUMULATIVE EFFECT OF
 ACCOUNTING CHANGE                                                   -                   2                   -

CUMULATIVE EFFECT OF ACCOUNTING CHANGE                               -                   -                   -

NET INCOME                                                           -                   2                   -

RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT BEGINNING OF YEAR                                              7                   5                (15)
COMMON STOCK CASH DIVIDENDS DECLARED                                 -                   -                   -
OTHER                                                              (7)                   -                   7
RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT END OF YEAR                                                    -                   7                 (8)















                                                     SCANA ENERGY MARKETING, INC.
                                   CONDENSED CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                                 FOR THE YEAR ENDED DECEMBER 31, 2002
                                                         (MILLIONS OF DOLLARS)

                                      SCANA
                                                             ENERGY           SCANA                        SCANA
                                                           MARKETING,        ENERGY           PSNC         ENERGY
                                                              INC. MARKETING,
                                                          PRODUCTION TRADING,
                                                          CONSOLIDATED INC.
                                                          CORPORATION LLC
                                                          ELIMINATIONS


OPERATING REVENUES                                                  $696            $605             $91          -               -

OPERATING EXPENSES:
  OPERATING EXPENSES                                                 672             580              92          -               -
  DEPRECIATION AND AMORTIZATION                                        1               1               -          -               -
    TOTAL OPERATING EXPENSES                                         673             581              92          -               -

OPERATING INCOME (LOSS)                                               23              24             (1)          -               -

OTHER INCOME                                                           -               -               -          -               -

INCOME (LOSS) BEFORE INTEREST CHARGES
 AND INCOME  TAXES                                                    23              24             (1)          -               -

INTEREST CHARGES, NET                                                  4               4               -          -               -


INCOME (LOSS) BEFORE INCOME TAXES                                     19              20             (1)          -               -

INCOME TAXES                                                           5               5               -          -               -

NET INCOME (LOSS)                                                     14              15             (1)          -               -

RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT BEGINNING OF YEAR                                             (59)            (65)               6          -               -
COMMON STOCK CASH DIVIDENDS DECLARED                                   -               -               -          -               -
OTHER                                                                  -               -               -          -               -
RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT END OF YEAR                                                   (45)            (50)               5          -               -









                                                                                                                  -

                                                                                                                  -





          SCANA CORPORATION
  CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002                                                           SOUTH           PUBLIC SERVICE
                                                                          SCANA              CAROLINA            COMPANY OF
                                                                       CORPORATION        ELECTRIC & GAS       NORTH CAROLINA,
                                                                       CONSOLIDATED           COMPANY           INCORPORATED
(Millions of dollars)

Cash Flows From Operating Activities:
Net income (loss)                                                               $(142)                 $219               $(207)
Adjustments to reconcile net income to net cash provided from operating activities:
    Cumulative effect of accounting change, net of taxes                           230                    -                  230
    Depreciation and amortization                                                  233                  172                   37
    Amortization of nuclear fuel                                                    20                   20                    -
    Gain on sale of assets and investments                                        (40)                  (1)                    -
    Impairment of investments                                                      291                    -                    -
    Hedging activities                                                              42                    -                    -
    Allowance for funds used during construction                                  (35)                 (31)                  (1)
    Over (under) collection, fuel adjustment clause                               (15)                   10                 (24)
    Changes in certain assets and liabilities:
         (Increase) decrease in receivables                                       (64)                 (31)                 (30)
         (Increase) decrease in inventories                                        (1)                 (11)                   11
         (Increase) decrease in prepayments                                       (19)                 (18)                    -
         (Increase) decrease pension asset                                        (26)                 (26)                    -
         Increase (decrease) in other regulatory assets                              6                    4                    1
         Increase (decrease) in deferred income taxes, net                       (185)                   11                    2
         Increase (decrease) in other regulatory liabilities                        39                   39                    1
         Increase (decrease) in post retirement benefits                             9                    9                    -
         Increase (decrease) in accounts payable                                    88                   24                    1
         Increase (decrease) in taxes accrued                                      (4)                   13                    -
         Increase (decrease) in interest accrued                                     7                    4                    -
   Other, net                                                                       60                    3                  (3)
------------------------------------------------------------------- ------------------- -------------------- --------------------
Net Cash Provided From (Used For) Operating Activities                             494                  410                   18
------------------------------------------------------------------- ------------------- -------------------- --------------------

Cash Flows From Investing Activities:
  Utility property additions and construction expenditures, net                  (675)                (585)                 (47)
of  AFC
  Purchase of nonutility property                                                 (19)                  (3)                  (1)
  Proceeds from sale of assets and investments                                     568                  (7)                    -
  (Increase) decrease in affiliate receivables                                    (62)                    -                    -
  Dividend payments - common stock of subsidiaries                                   -                    -                    -
------------------------------------------------------------------- ------------------- -------------------- --------------------
------------------------------------------------------------------- ------------------- -------------------- --------------------
Net Cash Provided From (Used For) Investing Activities                           (188)                (595)                 (48)
------------------------------------------------------------------- ------------------- -------------------- --------------------

Cash Flows From Financing Activities:
    Proceeds:
        Issuance of common stock                                                   149                    -                    -
        Issuance of Industrial Revenue Bonds                                        87                   87                    -
        Issuance of First Mortgage Bonds                                           295                  295                    -
        Capital contributions from parent                                            -                  157                    -
        Issuance of bank notes and loans                                           497                    -                    -
        Swap settlement                                                             29                    -                    -
    Repayments:
       Mortgage bonds                                                            (104)                (104)                    -
       Notes and loans                                                           (915)                  (3)                  (4)
       Pollution Control Facilities Revenue Bonds                                 (62)                 (62)                    -
       Retirement of preferred stock                                               (1)                  (1)                    -
       Capital contributions to subsidiary                                           -                    -                    -
    Distributions/Dividend payments:
        Common Stock                                                             (133)                (153)                 (14)
        Preferred stock                                                            (7)                  (7)                    -
    Short-term borrowings, net                                                      44                   13                   31
------------------------------------------------------------------- ------------------- -------------------- --------------------
Net Cash Provided From (Used For) Financing Activities                           (121)                  222                   13
------------------------------------------------------------------- ------------------- -------------------- --------------------
Net Increase (Decrease) in Cash and Temporary Cash
  Investments                                                                      185                   37                 (17)
Cash and Temporary Cash Investments, January 1                                     212                   78                   18
------------------------------------------------------------------- ------------------- -------------------- --------------------
Cash and Temporary Cash Investments, December 31                                  $397                 $115                   $1
=================================================================== =================== ==================== ====================




75


SCANA CORPORATION
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002                                        SCANA                                 ALL OTHERS
                                                                         CORPORATION        SCANA SERVICES,           AND
                                                                       UNCONSOLIDATED             INC.           ELIMINATIONS
(Millions of dollars)

Cash Flows From Operating Activities:
Net income (loss)                                                                  $(142)                  $-              $(12)
Adjustments to reconcile net income to net cash provided from operating activities:
    Cumulative effect of accounting change, net of taxes                                -                   -                  -
    Depreciation and amortization                                                       -                   4                 20
    Amortization of nuclear fuel                                                        -                   -                  -
    Gain on sale of assets and investments                                            123                   -              (162)
    Impairment of investments                                                           -                   -                291
    Hedging activities                                                                  -                   -                 42
    Allowance for funds used during construction                                        -                   -                (3)
    Over (under) collection, fuel adjustment clause                                     -                   -                (1)
    Changes in certain assets and liabilities:
         (Increase) decrease in receivables                                         (213)                (32)                242
         (Increase) decrease in inventories                                             -                   -                (1)
         (Increase) decrease in prepayments                                             -                   -                (1)
         (Increase) decrease pension asset                                              -                   -                  -
         Increase (decrease) in other regulatory assets                                 -                   3                (2)
         Increase (decrease) in deferred income taxes, net                              4                   -              (202)
         Increase (decrease) in other regulatory liabilities                            -                   -                (1)
         Increase (decrease) in post retirement benefits                                -                  13               (13)
         Increase (decrease) in accounts payable                                        1                   -                 62
         Increase (decrease) in taxes accrued                                        (21)                   -                  4
         Increase (decrease) in interest accrued                                        3                   -                  -
   Other, net                                                                          10                  15                 35
------------------------------------------------------------------- ---------------------- ------------------- ------------------
Net Cash Provided From (Used For) Operating Activities                              (235)                   3                298
------------------------------------------------------------------- ---------------------- ------------------- ------------------

Cash Flows From Investing Activities:
  Utility property additions and construction expenditures, net                         -                   -               (43)
of AFC
  Purchase of nonutility property                                                       -                 (9)                (6)
  Proceeds from sale of assets and investments                                        542                   -                 33
  (Increase) decrease in affiliate receivables                                          -                   -               (62)
  Dividend payments - common stock of subsidiaries                                    205                   -              (205)
------------------------------------------------------------------- ---------------------- ------------------- ------------------
Net Cash Used For (Provided From) Investing Activities                                747                 (9)              (283)
------------------------------------------------------------------- ---------------------- ------------------- ------------------

Cash Flows Provided From (Used For) Financing Activities:
    Proceeds:
        Issuance of common stock                                                      149                   -                  -
        Issuance of Industrial Revenue Bonds                                            -                   -                  -
        Issuance of First Mortgage Bonds                                                -                   -                  -
        Capital contributions from parent                                               -                   -              (157)
        Issuance of bank notes and loans                                              497                   -                  -
        Swap settlement                                                                29                   -                  -
    Repayments:
       Mortgage bonds                                                                   -                   -                  -
       Notes and loans                                                              (902)                 (1)                (5)
       Pollution Control Facilities Revenue Bonds                                       -                   -                  -
       Retirement of preferred stock                                                    -                   -                  -
       Capital contributions to subsidiary                                          (150)                   -                150
    Distributions/Dividend payments:
        Common Stock                                                                (133)                   -                167
        Preferred stock                                                                 -                   -                  -
    Short-term borrowings, net                                                          -                   -                  -
------------------------------------------------------------------- ---------------------- ------------------- ------------------
------------------------------------------------------------------- ---------------------- ------------------- ------------------
Net Cash Provided From (Used For) Financing Activities                              (510)                 (1)                155
------------------------------------------------------------------- ---------------------- ------------------- ------------------
Net Increase (Decrease) in Cash and Temporary Cash
  Investments                                                                           2                 (7)                170
Cash and Temporary Cash Investments, January 1                                         58                   7                 51
------------------------------------------------------------------- ---------------------- ------------------- ------------------
Cash and Temporary Cash Investments, December 31                                      $60                  $-               $221
=================================================================== ====================== =================== ==================

                                    SIGNATURE

         Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to related only to matters having reference to such company or its subsidiaries.


                                            SCANA CORPORATION


                                            s/James E. Swan, IV
                                            -----------------------------------

                                            By:  James E. Swan, IV, Controller





Date:   May 1, 2003

EXHIBIT A

         Annual Report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002 for SCANA Corporation (filed March 27, 2002 as Form 10-K and incorporated by reference herein).

         Annual Report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002 for South Carolina Electric & Gas Company (filed March 27, 2002 as Form 10-K and incorporated by reference herein).

         Annual Report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002 for Public Service Company of North Carolina, Incorporated (filed March 27, 2002 as Form 10-K and incorporated by reference herein)

EXHIBIT B

   B-1 Restated Articles of Incorporation of SCANA as adopted on April 26, 1989 (Filed as Exhibit 3-A to Registration Statement No. 33-49145 and incorporated by reference herein)

   B-2      Articles of Amendment of SCANA, dated April 27, 1995 (Filed as
            Exhibit 4-B to Registration Statement No. 33-62421 and incorporated by reference herein)

   B-3 By-Laws of SCANA as revised and amended on December 13, 2000 (Filed as Exhibit 3.22 to Form 10-K for the year ended December 31, 2000 and incorporated by reference herein)

   B-4 Restated Articles of Incorporation of SCE&G, as adopted on December 15, 1993 (Filed as Exhibit 3.01 to Registration Statement No. 333-86387 and incorporated by reference herein)

   B-5 Articles of Amendment of SCE&G, dated June 7, 1994 and filed June 9, 1994 (Filed as Exhibit 3.02 to Registration Statement No. 333-86387 and incorporated by reference herein)

   B-6      Articles of Amendment of SCE&G, dated November 9, 1994 (Filed as
            Exhibit 3.03 to Registration Statement No. 333-86387 and incorporated by reference herein)

   B-7      Articles of Amendment of SCE&G, dated December 9, 1994 (Filed as
            Exhibit 3.04 to Registration Statement No. 333-86387 and incorporated by reference herein)

   B-8      Articles of Correction of SCE&G, dated January 17, 1995 (Filed as
            Exhibit 3.05 to Registration Statement No. 333-86387 and incorporated by reference herein)

   B-9      Articles of Amendment of SCE&G, dated January 13, 1995 (Filed as
            Exhibit 3.06 to Registration Statement No. 333-86387 and incorporated by reference herein)

   B-10     Articles of Amendment of SCE&G, dated March 30, 1995 (Filed as
            Exhibit 3.07 to Registration Statement No. 333-86387 and incorporated by reference herein)

   B-11 Articles of Correction of SCE&G - Amendment to Statement filed March 30, 1995, dated December 13, 1995 (Filed as Exhibit 3.08 to Registration Statement No. 333-86387 and incorporated by reference herein)

   B-12     Articles of Amendment of SCE&G, dated December 13, 1995 (Filed as
            Exhibit 3.09 to Registration Statement No. 333-86387 and incorporated by reference herein)

   B-13     Articles of Amendment of SCE&G, dated February 18, 1997 (Filed as
            Exhibit 3-L to Registration Statement No. 333-24919 and incorporated by reference herein)

   B-14     Articles of Amendment of SCE&G, dated February 21, 1997 (Filed as
            Exhibit 3.11 to Registration Statement No. 333-86387 and incorporated by reference herein)

   B-15     Articles of Amendment of SCE&G, dated April 22, 1997 (Filed as
            Exhibit 3.12 to Registration Statement
            No. 333-86387 and incorporated by reference herein)

   B-16     Articles of Amendment of SCE&G, dated April 9, 1998 (Filed as
            Exhibit 3.13 to Registration Statement
            No. 333-86387 and incorporated by reference herein)

   B-17     Articles of Amendment of SCE&G, dated May 19, 1999 (Filed as
            Exhibit 3.01 to Registration Statement
            No. 333-49960 and incorporated by reference herein)

   B-18     Articles of Amendment of SCE&G, dated August 13, 1999 (Filed as
            Exhibit 3.02 to Registration Statement
            No. 333-49960 and incorporated by reference herein)

   B-19     Articles of Amendment of SCE&G, dated March 1, 2000 (Filed as
            Exhibit 3.03 to Registration Statement
            No. 333-49960 and incorporated by reference herein)

   B-20 By-Laws of SCE&G as amended and adopted on February 22, 2001 (Filed as Exhibit 3.23 to Form 10-K for the year ended December 31, 2000 and incorporated by reference herein)

   B-21 Articles of Incorporation of PSNC (formerly New Sub II, Inc.) dated February 12, 1999 (Filed as Exhibit 3.01 to Registration Statement No. 333-45206 and incorporated by reference herein)

   B-22 Articles of Amendment of PSNC (formerly New Sub II, Inc.) as adopted on February 10, 2000 (Filed as Exhibit 3.02 to Registration Statement No. 333-45206 and incorporated by reference herein)

   B-23     Articles of Correction of PSNC dated February 11, 2000 (Filed as
            Exhibit 3.03 to Registration Statement No. 333-45206 and incorporated by reference herein)

   B-24 By-Laws of PSNC as revised and amended on February 22, 2001 (Filed as Exhibit 3.24 to Form 10-K for the year ended December 31, 2000 and incorporated by reference herein)

   B-25 By-Laws of GENCO as amended and restated on February 22, 2001 (Filed as Exhibit B-25 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-26 By-Laws of SCFC as amended and restated on February 22, 2001 (Filed as Exhibit B-26 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-27 By-Laws of SCPC as amended and restated on February 22, 2001 (Filed as Exhibit B-27 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-28 By-Laws of SEMI as amended and restated on February 22, 2001 (Filed as Exhibit B-28 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-29 By-Laws of SCANA Services, Inc. as amended and restated on February 22, 2001 (Filed as Exhibit B-29 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-30 By-Laws of SCI as amended and restated on February 22, 2001 (Filed as Exhibit B-30 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-31 By-Laws of PSI as amended and restated on February 22, 2001 (Filed as Exhibit B-31 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-32 Articles of Incorporation of Palmark, Inc., as adopted on March 10, 1995 (Filed herewith)

   B-33 By-Laws of Palmark, Inc., as amended and restated on February 22, 2001 (Filed as Exhibit B-32 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-34 By-Laws of SR as amended and restated on February 22, 2001 (Filed as Exhibit B-33 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-35 By-Laws of ServiceCare, Inc. as amended and restated on February 22, 2001 (Filed as Exhibit B-34 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-36 By-Laws of SDC as amended and restated on February 22, 2001 (Filed as Exhibit B-35 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-37 Articles of Incorporation of SDC (formerly Energy Subsidiary, Inc.) dated November 15, 1968 (Filed under cover of Form SE as Exhibit B-36 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-38 Articles of Amendment of SDC, dated December 10, 1984 (Filed under cover of Form SE as Exhibit B-37 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-39 Articles of Amendment of SDC, dated August 26, 1993 (Filed under cover of Form SE as Exhibit B-38 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-40 Articles of Incorporation of ServiceCare, Inc., dated September 20, 1994 (Filed under cover of Form SE as Exhibit B-39 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-41 Articles of Incorporation of SEMI (formerly Carotane, Inc.), dated August 22, 1977 (Filed under cover of Form SE as Exhibit B-40 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-42 Articles of Amendment of SEMI, dated June 30, 1987 (Filed under cover of Form SE as Exhibit B-41 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-43 Articles of Amendment of SEMI, dated September 19, 1988 (Filed under cover of Form SE as Exhibit B-42 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-44 Articles of Merger of SEMI, dated March 1, 1988 (Filed under cover of Form SE as Exhibit B-43 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-45 Articles of Merger of SEMI, dated December 22, 1989 (Filed under cover of Form SE as Exhibit B-44 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-46 Articles of Amendment of SEMI, dated December 13, 1995 (Filed under cover of Form SE as Exhibit B-45 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-47 Articles of Incorporation of SCANA Services, Inc. (formerly SCANA Service Company), dated December 14, 1999 (Filed under cover of Form SE as Exhibit B-46 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-48 Articles of Amendment of SCANA Services, Inc., dated February 23, 2000 (Filed under cover of Form SE as Exhibit B-47 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
   B-49 Articles of Incorporation of GENCO, dated October 1, 1984 (Filed under cover of Form SE as Exhibit B-48 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-50 Articles of Incorporation of SCI (formerly MPX Systems, Inc.), dated October 1, 1984 (Filed under cover of Form SE as Exhibit B-49 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein )

   B-51 Articles of Amendment of SCI, dated May 1, 1996 (Filed under cover of Form SE as Exhibit B-50 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-52 Articles of Incorporation of PSI, dated August 25, 1986 (Filed under cover of Form SE as Exhibit B-51 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-53 Restated Articles of Incorporation of PSI, dated February 5, 1990 (Filed under cover of Form SE as Exhibit B-52 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-54 Articles of Incorporation of SCPC (formerly CPC, Inc.), dated September 9, 1977 (Filed under cover of Form SE as Exhibit B-53 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-55 Articles of Amendment of SCPC, dated November 9, 1977 (Filed under cover of Form SE as Exhibit B-54 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-56 Articles of Amendment of SCPC, dated May 27, 1982 (Filed under cover of Form SE as Exhibit B-55 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-57 Articles of Amendment of SCPC, dated December 10, 1984 (Filed under cover of Form SE as Exhibit B-56 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-58 Articles of Merger of SCPC, dated March 1, 1988 (Filed under cover of Form SE as Exhibit B-57 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-59 Articles of Merger of SCPC, dated December 17, 1997 (Filed under cover of Form SE as Exhibit B-58 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-60 Articles of Incorporation of SCFC, dated August 18, 1987 (Filed under cover of Form SE as Exhibit B-59 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-61 Articles of Incorporation of SR (formerly SCANA Capital Resources, Inc.), dated September 8, 1987 (Filed under cover of Form SE as Exhibit B-60 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-62 Articles of Amendment of SR, dated June 23, 1995 (Filed under cover of Form SE as Exhibit B-61 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-63 Articles of Incorporation of PSNC Cardinal Pipeline Company, dated December 1, 1995 (Filed under cover of Form SE as Exhibit B-62 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-64 By-Laws of PSNC Cardinal Pipeline Company as of December 1, 1995 (Filed under cover of Form SE as Exhibit B-63 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-65 Articles of Amendment of Clean Energy Enterprises, Inc. (formerly Tar Heel Energy Corporation), dated January 14, 1991 (Filed under cover of Form SE as Exhibit B-64 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-66 Articles of Amendment of Clean Energy Enterprises, Inc., dated December 30, 1994 (Filed under cover of Form SE as Exhibit B-65 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-67 By-Laws of Clean Energy Enterprises, Inc. (formerly Tar Heel Energy Corporation) as amended and restated as of February 1, 1991 (Filed under cover of Form SE as Exhibit B-66 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-68 Articles of Incorporation of PSNC Blue Ridge Corporation, dated August 31, 1992 (Filed under cover of Form SE as Exhibit B-67 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-69 By-Laws of PSNC Blue Ridge Corporation as of September 2, 1992 (Filed under cover of Form SE as Exhibit B-68 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-70     Articles of Amendment of SCE&G, dated May 10, 2000 (Filed as Exhibit
            3.19 to Form 10-K/A for the year ended December 31, 2000 and incorporated by reference herein)

   B-71     Articles of Amendment of SCE&G, dated June 12, 2000 (Filed as
            Exhibit 3.20 to Form 10-K/A for the year ended December 31, 2000 and incorporated by reference herein)

   B-72     Articles of Amendment of SCE&G, dated August 2, 2000 (Filed as
            Exhibit 3.21 to Form 10-K/A for the year ended December 31, 2000 and incorporated by reference herein)

   B-73     Articles of Amendment of SCE&G, dated March 9, 2001 (Filed as
            Exhibit 3.22 to Form 10-K/A for the year ended December 31, 2000 and incorporated by reference herein)

   B-74 Agreement of Limited Partnership of South Carolina Coaltech No.1 LP, dated April 7, 2000 (Filed as Exhibit B-73 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-75 Articles of Incorporation of PSNC Production Corporation, dated January 28, 1981 (Filed under cover of Form SE as Exhibit B-74 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-76 Articles of Amendment of PSNC Production Corporation, dated January 14, 1991 (Filed under cover of Form SE as Exhibit B-75 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-77 By-laws of PSNC Production Corporation, dated January 28, 1981 (Filed under cover of Form SE as Exhibit B-76 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-78 Articles of Organization of Pine Needle LNG Company, LLC, dated July 28, 1995 (Filed under cover of Form SE as Exhibit B-77 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-79 Articles of Organization of Cardinal Pipeline Company LLC (formerly Cardinal Extension Company, LLC) , dated December 6, 1995 (Filed under cover of Form SE as Exhibit B-78 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-80 Operating Agreement of FRC, LLC dated August 25, 1999 (Filed under cover of Form SE as Exhibit B-79 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-81 Operating Agreement of SCANA Energy Trading, LLC, dated June 1, 1998 (Filed under cover of Form SE as Exhibit B-80 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-82 By-laws of Solo Energy Corporation as adopted on January 7, 1997 (Filed under cover of Form SE as Exhibit B-83 to Form U5S for the year ended December 31, 2001 and incorporated by reference herein)

   B-83     Articles of Organization of FRC, LLC, filed August 30, 1999
            (Filed under cover of Form SE as Exhibit B-84 to Form U5S for the year ended December 31, 2001 and incorporated by reference herein)

   B-84 Articles of Incorporation of SCG Pipeline, Inc., dated April 10, 2001 (Filed under cover of Form SE as Exhibit B-85 to Form U5S for the year ended December 31, 2001 and incorporated by reference herein)

   B-85 By-Laws of SCG Pipeline, Inc., as adopted on May 3, 2001 (Filed herewith)

   B-86 Amended and Restated Certificate of Incorporation of SOLO Energy Corporation, dated February 20, 2001 (Filed under cover of Form SE as Exhibit B-86 to Form U5S for the year ended December 31, 2001 and incorporated by reference herein)

   B-87 Certificate of Formation of Cogen South LLC, dated February 6, 1996 (Filed under cover of Form SE as Exhibit B-87 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-88 Limited Liability Agreement of Cogen South LLC, dated June 1, 1996 (Filed under cover of Form SE as Exhibit B-88 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

   B-89 Trust Agreement for SCE&G Trust I (Filed as Exhibit 4.03 to Registration Statement No. 333-49960 and incorporated by reference herein)

The Articles of Incorporation or other fundamental document of organization and/or the By-laws or rules and regulations corresponding thereto of the following companies are currently unavailable to SCANA Corporation as a non-majority shareholder: Pine Needle LNG Company, LLC, Cardinal Pipeline Company, LLC, ITC Holding Company, Inc. and Knology, Inc.

EXHIBIT C

   C-1 Indenture dated as of November 1, 1989 between SCANA Corporation and The Bank of New York, as Trustee (Filed as Exhibit 4-A to Registration No. 33-32107 and incorporated by reference herein)

   C-2 Indenture dated as of January 1, 1945, between the South Carolina Power Company and Central Hanover Bank and Trust Company, as Trustee, as supplemented by three Supplemental Indentures dated respectively as of May 1, 1946, May 1, 1947 and July 1, 1949 (Filed as Exhibit 2-B to Registration Statement No. 2-26459 and incorporated by reference herein)

   C-3 Fourth Supplemental Indenture dated as of April 1, 1950, to Indenture referred to in Exhibit C-2, pursuant to which SCE&G assumed said Indenture (Exhibit 2-C to Registration Statement No. 2-26459 and incorporated by reference herein)

   C-4 Fifth through Fifty-third Supplemental Indenture referred to in Exhibit C-2 dated as of the dates indicated below and filed as exhibits to the Registration Statements whose file numbers are set forth below and are incorporated by reference herein

            December 1, 1950     Exhibit 2-D    to Registration No. 2-26459
            July 1, 1951         Exhibit 2-E    to Registration No. 2-26459
            June 1, 1953         Exhibit 2-F    to Registration No. 2-26459
            June 1, 1955         Exhibit 2-G    to Registration No. 2-26459
            November 1, 1957     Exhibit 2-H    to Registration No. 2-26459
            September 1, 1958    Exhibit 2-I    to Registration No. 2-26459
            September 1, 1960    Exhibit 2-J    to Registration No. 2-26459
            June 1, 1961         Exhibit 2-K    to Registration No. 2-26459
            December 1, 1965     Exhibit 2-L    to Registration No. 2-26459
            June 1, 1966         Exhibit 2-M    to Registration No. 2-26459
            June 1, 1967         Exhibit 2-N    to Registration No. 2-29693
            September 1, 1968    Exhibit 4-O    to Registration No. 2-31569
            June 1, 1969         Exhibit 4-C    to Registration No. 33-38580
            December 1, 1969     Exhibit 4-O    to Registration No. 2-35388
            June 1, 1970         Exhibit 4-R    to Registration No. 2-37363
            March 1, 1971        Exhibit 2-B-17 to Registration No. 2-40324
            January 1, 1972      Exhibit 2-B    to Registration No. 33-38580
            July 1, 1974         Exhibit 2-A-19 to Registration No. 2-51291
            May 1, 1975          Exhibit 4-C    to Registration No. 33-38580
            July 1, 1975         Exhibit 2-B-21 to Registration No. 2-53908
            February 1, 1976     Exhibit 2-B-22 to Registration No. 2-55304
            December 1, 1976     Exhibit 2-B-23 to Registration No. 2-57936
            March 1, 1977        Exhibit 2-B-24 to Registration No. 2-58662
            May 1, 1977          Exhibit 4-C    to Registration No. 33-38580
            February 1, 1978     Exhibit 4-C    to Registration No. 33-38580
            June 1, 1978         Exhibit 2-A-3  to Registration No. 2-61653
            April 1, 1979        Exhibit 4-C    to Registration No. 33-38580
            June 1, 1979         Exhibit 2-A-3  to Registration No. 33-38580
            April 1, 1980        Exhibit 4-C    to Registration No. 33-38580
            June 1, 1980         Exhibit 4-C    to Registration No. 33-38580
            December 1, 1980     Exhibit 4-C    to Registration No. 33-38580
            April 1, 1981        Exhibit 4-D    to Registration No. 33-49421
            June 1, 1981         Exhibit 4-D    to Registration No. 2-73321
            March 1, 1982        Exhibit 4-D    to Registration No. 33-49421
            April 15, 1982       Exhibit 4-D    to Registration No. 33-49421
            May 1, 1982          Exhibit 4-D    to Registration No. 33-49421
            December 1, 1984     Exhibit 4-D    to Registration No. 33-49421
            December 1, 1985     Exhibit 4-D    to Registration No. 33-49421
            June 1, 1986         Exhibit 4-D    to Registration No. 33-49421
            February 1, 1987     Exhibit 4-D    to Registration No. 33-49421
            September 1, 1987    Exhibit 4-D    to Registration No. 33-49421
            January 1, 1989      Exhibit 4-D    to Registration No. 33-49421
            January 1, 1991      Exhibit 4-D    to Registration No. 33-49421
            February 1, 1991     Exhibit 4-D    to Registration No. 33-49421
            July 15, 1991        Exhibit 4-D    to Registration No. 33-49421
            August 15, 1991      Exhibit 4-D    to Registration No. 33-49421
            April 1, 1993        Exhibit 4-E    to Registration No. 33-49421
            July 1, 1993         Exhibit 4-D    to Registration No. 33-57955
            May 1, 1999          Exhibit 4.04   to Registration No. 333-86387

   C-5 Indenture dated as of April 1, 1993 from South Carolina Electric & Gas Company to NationsBank of Georgia, National Association (Filed as Exhibit 4-F to Registration Statement No. 33-49421 and incorporated by reference herein)

   C-6 First Supplemental Indenture to Indenture referred to in Exhibit C-5 dated as of June 1, 1993 (Filed as Exhibit 4-G to Registration Statement No. 33-49421 and incorporated by reference herein)

   C-7 Second Supplemental Indenture to Indenture referred to in Exhibit C-5 dated as of June 15, 1993 (Filed as Exhibit 4-G to Registration Statement No. 33-57955 and incorporated by reference herein)

   C-8 Trust Agreement for SCE&G Trust I (Filed as Exhibit 4.03 to Registration Statement No. 333-49960 and incorporated by reference herein)

   C-9 Certificate of Trust of SCE&G Trust I (Filed as Exhibit 4.04 to Registration Statement No. 333-49960 and incorporated by reference herein)

   C-10     Junior Subordinated Indenture for SCE&G Trust I (Filed as Exhibit
            4.05 to Registration Statement No. 333-49960 and incorporated by reference herein)

   C-11 Guarantee Agreement for SCE&G Trust I (Filed as Exhibit 4.06 to Registration Statement No.333-49960 and incorporated by reference herein)

   C-12     Amended and Restated Trust Agreement for SCE&G Trust I (Filed as
            Exhibit 4.07 to Registration Statement No. 333-49960 and incorporated by reference herein)

   C-13 Debenture Purchase Agreement, dated as of December 5, 1989 between PSNC and The Prudential Life Insurance Company of America, as amended, with respect to $43 million of 10% Senior Debentures due December 1, 2004 (Filed as Exhibit 4.05 to Registration Statement No. 333-45206 and incorporated by reference herein)

   C-14 Amendment to Debenture Purchase Agreement dated as of December 5, 1989 between PSNC and The Prudential Life Insurance Company of America (Filed as Exhibit 4.06 to Registration Statement No. 333-45206 and incorporated by reference herein)

   C-15 Debenture Purchase Agreement dated as of June 25, 1992 between PSNC and American United Life Insurance Company, Modern Woodmen of America, The Travelers Indemnity Company, The Travelers Insurance Company and The Travelers Life and Annuity Company, with respect to $32 million of 8.75% Senior Debentures due June 30, 2012 (Filed as
            Exhibit 4.07 to Registration Statement No. 333-45206 and incorporated by reference herein)

   C-16 Indenture dated as of January 1, 1996 between PSNC and First Union National Bank of North Carolina, as Trustee (Filed as Exhibit 4.08 to Registration Statement No. 333-45206 and incorporated by reference herein)

   C-17 First Supplemental Indenture dated as of January 1, 1996, between PSNC and First Union National Bank of North Carolina, as Trustee (Filed as Exhibit 4.09 to Registration Statement No. 333-45206 and incorporated by reference herein)

   C-18 Second Supplemental Indenture dated as of December 15, 1996 between PSNC and First Union National Bank of North Carolina, as Trustee (Filed as Exhibit 4.10 to Registration Statement No. 333-45206 and incorporated by reference herein)

   C-19 Third Supplemental Indenture dated as of February 10, 2000 between PSNC and First Union National Bank of North Carolina, as Trustee (Filed as Exhibit 4.11 to Registration Statement No. 333-45206 and incorporated by reference herein)

   C-20 Fourth Supplemental Indenture dated as of February 12, 2001 between PSNC and First Union National Bank of North Carolina, as Trustee (Filed as Exhibit 4.28 to Form 10-K for the year ended December 31, 2000 and incorporated by reference herein)

EXHIBIT D

                     INTERIM INCOME TAX ALLOCATION AGREEMENT

     THIS AGREEMENT, made as of the 31st day of December, 1999, by and between SCANA Corporation ("SCANA") and each of its wholly owned subsidiaries, namely SCANA Service Company, South Carolina Electric & Gas Company, South Carolina Pipeline Corporation, South Carolina Fuel Company, Inc., S.C. Generating Company, Inc., SCANA Communications, Inc. and its wholly owned subsidiary SCANA Communications Holdings, Inc. (Holdings being a Delaware corporation), Primesouth, Inc. and its wholly owned subsidiary Palmark, Inc., SCANA
Development Corporation, SCANA Energy Marketing, Inc., SCANA Petroleum Resources, Inc. and its wholly owned subsidiary SPR Gas Services, Inc., SCANA Propane Gas, Inc. and its wholly owned subsidiaries USA Cylinder Exchange, Inc. and SCANA Propane Supply, Inc., SCANA Propane Storage, Inc., ServiceCare, Inc., and SCANA Resources, Inc. and its wholly owned subsidiary Company 19A (formerly Instel, Inc.), all of the forementioned corporations hereinafter referred to individually as the "Company" and collectively referred to as the "Companies", each Company being a South Carolina corporation, except SCANA Communications Holdings, Inc. as above indicated, is effective for the Consolidated Tax reflected on the Consolidated Tax Return for calendar year end 1999 and subsequent years.

     In the event that the merger between SCANA and Public Service Company of North Carolina, Inc.("PSNC") is approved by all required governmental authorities -- which is fully anticipated, the shareholders of both SCANA and PSNC having on July 1st, 1999 approved of said merger -- PSNC will become a wholly owned subsidiary of SCANA and will likewise participate in this Agreement beginning with the first calendar year end Consolidate Tax Return for which it is able. Subject to this condition precedent, PSNC, which although presently a North Carolina corporation will at the conclusion of the merger be incorporated instead in South Carolina, is also a signatory to this Agreement. PSNC shall also be referred to as "Company" in accordance with the preceding paragraph.

                                   WITNESSETH:

     WHEREAS, the Companies file a consolidated federal income tax return and the consolidated federal income tax liability has been allocated among the Companies included in the consolidated return in accordance with the provisions of subparagraph (a)(1) of Section 1552 of the Internal Revenue Code of 1986 and other applicable requirements of Rule 45(c) under the Public Utility Holding Company Act of 1935.

     WHEREAS, Rule 45(c) sets forth the method by which Companies filing a consolidated federal income tax return (hereinafter referred to as the "consolidated tax return") may use to allocate the consolidated federal income tax liability among the members of the group; however, in order to utilize such method, a written agreement must be executed by the Company setting forth the allocation method for each taxable year.

     WHEREAS, the Companies desire to allocate their federal income tax liability in accordance with the following procedures; NOW THEREFORE, the Companies do agree as follows:

                                    ARTICLE I

                                   Definitions

     1.1 "Consolidated Tax" is the aggregate tax liability for a tax year, being the tax shown on the consolidated return and any adjustments thereto thereafter determined. The consolidated tax will be the refund if the consolidated return shows a negative tax. 1.2 "Corporate Tax Credit" is a negative separate return tax of a Company for a tax year, equal to the amount by which the consolidated tax is reduced by including a net corporate taxable loss or other net tax benefit of such Company in the consolidated tax return.

     1.3 "Corporate Taxable Income" is the income or loss of a Company for a tax year, computed as though such Company had filed a separate return on the same basis as used in the consolidated return, except that dividend income from the Companies shall be disregarded, and other intercompany transactions eliminated in the consolidated return shall be given appropriate effect. It shall further be adjusted to allow for applicable rights accrued to a Company for the recognition of negative corporate taxable income consistent with the provisions of Article II herein, but carryovers and carrybacks shall not be taken into account as loss Companies are to receive current payment of their Corporate Tax Credits. If a Company is a member of the registered system's consolidated tax group for only part of a tax year, that period will be deemed to be its tax year for all purposes for that year under this Agreement. 1.4 "Separate Return Tax" is the tax on the Corporate Taxable Income of a Company computed as though such Company was not a member of a consolidated group.

                                   ARTICLE II

                            Tax Allocation Procedures

     2.1 The Consolidated Tax shall be apportioned among the Companies in proportion to the Corporate Taxable Income of each member of the affiliated group. Each Company which incurs a tax loss for the year shall be included in the allocation of Consolidated Tax and shall receive a Corporate Tax Credit, the amount of which shall be currently paid to the Company by SCANA increased by any amounts previously assessed by SCANA and remitted by the Company to SCANA for estimated tax payment purposes attributable to the subject taxable year. Companies with a positive allocation of the Consolidated Tax shall currently pay the amount so allocated, decreased by any amounts previously assessed by SCANA and remitted by the Company to SCANA for estimated tax payment purposes attributable to the subject taxable year.

     Special Rule Regarding SCANA: In making the tax allocations provided for in this Agreement, notwithstanding any of the foregoing, no corporate tax benefits shall be allocated to SCANA. Although the separate corporate taxable income or taxable loss of SCANA and any tax credits attributable to SCANA will be included in the consolidated return, only the tax savings attributable to such items shall be allocated to the other Companies as if SCANA was not a member of the Companies in the consolidated return group. In making this allocation, the tax savings of SCANA shall be allocated only to the other member Companies in the consolidated return group having taxable income. SCANA will remit, from its separate resources, funds for the payment of tax liabilities owed by SCANA. 2.2 SCANA shall pay to the Internal Revenue Service the group's Consolidated Tax liability from the net of the receipts and payments. 2.3 No Company shall be allocated any income tax greater than the Separate Return Tax of such Company
2.4 To the extent that the Consolidated and Corporate Taxable Incomes include material items taxed at rates other than the statutory rate (such as capital gains and preference items), the portion of the Consolidated Tax attributable to these items shall be apportioned directly to the members of the group giving rise to such items.

     2.5 Should the Companies generate a net consolidated tax loss for a tax year that is too large to be used in full for that year, with result that there are uncompensated Corporate Tax Credit benefits for that year, the carryover of uncompensated benefits related to the carryforward of tax losses applied to reduce Consolidated Taxable Income in future tax years shall be apportioned in accordance with the respective Companies' contributions to such loss. The tax benefits of any resultant carryback shall be allocated proportionally to the Companies that generated corporate tax losses in the year the consolidated net operating tax loss was generated. Any related loss of credits, including investment tax credit reversals, shall be allocated to the member Company that utilized the credits in the prior year in the same proportion that the credit lost is to the total credit utilized in the prior year. Investment tax credit reversals allocated to a member Company will be added to that Company's available corporate investment tax credit for future allocations. A prior year consolidated net operating tax loss carryforward applied to reduce current year Consolidated Taxable Income shall be allocated proportionally to member Companies that generated a corporate tax loss in the year the consolidated net operating loss was generated. 2.6 Adjustments to or revisions of the Consolidated Tax as a result of subsequent events such as amended returns, revenue agents' reports, litigation or negotiated settlements shall be allocated in accordance with the principles established in this Agreement.

                                   ARTICLE III
                                    Amendment

     This Agreement is subject to revision as a result of changes in income tax law and changes in relevant facts and circumstances.

     IN WITNESS WHEREOF, this Agreement has been executed by an officer of each company as of the day and year first above written by the Companies.

ATTEST:                                     SCANA Corporation


--------------------------                 -----------------------------
L. M. Williams, Secretary                  W. B. Timmerman
                                           President and  C.E.O
TTEST:                                     SCANA Service Company

--------------------------                 ------------------------------
L. M. Williams, Secretary                  W. B. Timmerman, C.E.O and C.O.O.


ATTEST:                                   South Carolina Electric & Gas Company

--------------------------                -------------------------------
L. M. Williams, Secretary                 John L. Skolds, President


ATTEST:                                   South Carolina Pipeline Corporation

--------------------------                -------------------------------
L. M. Williams, Secretary                 Asbury H. Gibbes, President


ATTEST:                                   South Carolina Fuel Company, Inc.


--------------------------                -------------------------------
L. M. Williams, Secretary                John L. Skolds, President


ATTEST:                                  South Carolina Generating Company, Inc.


--------------------------                -------------------------------
L. M. Williams, Secretary                John L. Skolds, President

ATTEST:                                  SCANA Communications, Inc.


--------------------------               -------------------------------
L. M. Williams, Secretary                George J. Bullwinkel, Jr., President

ATTEST:                                  SCANA Communications Holdings, Inc.


--------------------------               -------------------------------
L. M. Williams, Secretary                Kevin B. Marsh, C.F.O.


ATTEST:                                  Primesouth, Inc.


--------------------------               -------------------------------
L. M. Williams, Secretary                John L. Skolds, President


ATTEST:                                  Palmark, Inc.


--------------------------               -------------------------------
L. M. Williams, Secretary                John L. Skolds, President


ATTEST:                                  SCANA Development Corporation

--------------------------               -------------------------------
L. M. Williams, Secretary                Asbury H. Gibbes, President



ATTEST:                                  SCANA Energy Marketing, Inc.


--------------------------               -------------------------------
L. M. Williams, Secretary                Asbury H. Gibbes, President


ATTEST:                                  SCANA Petroleum Resources, Inc.


--------------------------               ----------------------------
L. M. Williams, Secretary                Asbury H. Gibbes, President


ATTEST:                                  SPR Gas Services, Inc.


--------------------------               -----------------------------
L. M. Williams, Secretary                Asbury H. Gibbes, President


ATTEST:                                  SCANA Propane Gas, Inc.


--------------------------               ------------------------------
L. M. Williams, Secretary                Kevin B. Marsh, C.F.O.


ATTEST:                                  USA Cylinder Exchange, Inc.


--------------------------               ------------------------------
L. M. Williams, Secretary                Kevin B. Marsh, C.F.O.


ATTEST:                                  SCANA Propane Supply, Inc.


--------------------------               -------------------------------
L. M. Williams, Secretary                Kevin B. Marsh, C.F.O.


ATTEST:                                  SCANA Propane Storage, Inc.


--------------------------               ------------------------------
L. M. Williams, Secretary                Kevin B. Marsh, C.F.O.



ATTEST:                                  ServiceCare, Inc.


--------------------------               ------------------------------
L. M. Williams, Secretary                Ann M. Milligan, President


ATTEST:                                  SCANA Resources, Inc.


--------------------------               ------------------------------
L. M. Williams, Secretary                Kevin B. Marsh, C.F.O.


ATTEST:                                  Company 19A


--------------------------               -------------------------------
L. M. Williams, Secretary                Kevin B. Marsh, C.F.O.


ATTEST:                                Public Service Company of North Carolina,
                                       Inc.


--------------------------            ------------------------------
L. M. Williams, Secretary             C. E. Zeigler, Jr., President

EXHIBIT E - None

EXHIBIT F

SCANA CORPORATION

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this SCANA Corporation Annual Report on Form U5S, filed pursuant to the Public Utility Holding Company Act of 1935, for the year ended December 31, 2002, of our report dated February 7, 2003 (which report expresses an unqualified opinion and includes an explanatory paragraph related to the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002 and change in method of accounting for operating revenues associated with its regulated utility operations effective January 1, 2000 as discussed in Notes 1 and 2), included in the Annual Report on Form 10-K of SCANA Corporation and its subsidiaries for the year ended December 31, 2002.

s/DELOITTE & TOUCHE LLP
Columbia, South Carolina
April 30, 2003


SOUTH CAROLINA ELECTRIC AND GAS COMPANY

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this SCANA Corporation Annual Report on Form U5S, filed pursuant to the Public Utility Holding Company Act of 1935, for the year ended December 31, 2002, of our report dated February 7, 2003 (which report expresses an unqualified opinion and includes an explanatory paragraph related to the change in method of accounting for operating revenues associated with its regulated utility operations effective January 1, 2000 as discussed in Note 2), included in the Annual Report on Form 10-K of South Carolina Electric & Gas Company and its subsidiaries for the year ended December 31, 2002.

s/DELOITTE & TOUCHE LLP
Columbia, South Carolina
April 30, 2003


PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this SCANA Corporation Annual Report on Form U5S, filed pursuant to the Public Utility Holding Company Act of 1935, for the year ended December 31, 2002, of our report dated February 7, 2003 (which report expresses an unqualified opinion and includes an explanatory paragraph related to the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002 and change in method of accounting for operating revenues associated with its regulated utility operations effective January 1, 2000 as discussed in Notes 1 and 2), included in the Annual Report on Form 10-K of Public Service Company of North Carolina, Incorporated and its subsidiaries for the year ended December 31, 2002.

s/DELOITTE & TOUCHE LLP
Columbia, South Carolina
April 30, 2003

EXHIBIT G - None

EXHIBIT H - None